Exhibit 99.1

EXECUTION VERSION

AMENDED AND RESTATED ARRANGEMENT AGREEMENT
BETWEEN
BAYTEX ENERGY CORP.
-AND-
RAGING RIVER EXPLORATION INC.

Dated Effective June 17, 2018

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings, etc.	1
1.3	Number, etc.	15
1.4	Date for Any Action	16
1.5	Entire Agreement	16
1.6	Currency	16
1.7	Accounting Matters	16
1.8	Disclosure in Writing	16
1.9	References to Legislation	16
1.10	Knowledge	16
1.11	No Strict Construction	17
1.12	Schedules	17
ARTICLE 2 THE ARRANGEMENT AND MEETINGS		17
2.1	Plan of Arrangement	17
2.2	Circular and Meetings	18
2.3	Court Proceedings	20
2.4	Effective Date	20
2.5	Treatment of Raging River Incentives	20
2.6	Treatment of Baytex Incentives	22
2.7	Raging River Officers and Employees	23
2.8	Baytex Officers and Employees	24
2.9	Indemnities, Directors' and Officers' Insurance and Raging River Agreements and Undertaking	24
2.10	Applicable U.S. Securities Laws	25
2.11	Withholdings Obligations	25
ARTICLE 3 COVENANTS		25
3.1	Covenants of Baytex	25
3.2	Covenants of Raging River	32
3.3	Mutual Covenants Regarding the Arrangement	38
3.4	Covenants Regarding Non-Solicitation	40
3.5	Access to Information	45
3.6	Pre-Acquisition Reorganization	46
ARTICLE 4 REPRESENTATIONS AND WARRANTIES		46
4.1	Representations and Warranties of Baytex	46
4.2	Representations and Warranties of Raging River	62
4.3	Privacy Issues	78
ARTICLE 5 CONDITIONS PRECEDENT		79
5.1	Mutual Conditions Precedent	79
5.2	Additional Conditions to Obligations of Baytex	81

ii

5.3	Additional Conditions to Obligations of Raging River	82
5.4	Notice and Effect of Failure to Comply with Covenants or Conditions	84
5.5	Satisfaction of Conditions	85
ARTICLE 6 AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS		85
6.1	Baytex Damages	85
6.2	Raging River Damages	86
6.3	Liquidated Damages and Specific Performance	87
ARTICLE 7 AMENDMENT		87
7.1	Amendment	87
ARTICLE 8 TERMINATION		88
8.1	Termination	88
ARTICLE 9 NOTICES		89
9.1	Notices	89
ARTICLE 10 GENERAL		90
10.1	Assignment and Enurement	90
10.2	Disclosure	90
10.3	Costs	90
10.4	Severability	90
10.5	Further Assurances	90
10.6	Time of Essence	91
10.7	Governing Law	91
10.8	Waiver	91
10.9	Third Party Beneficiaries	91
10.10	Counterparts	91
SCHEDULE "A" — Plan of Arrangement    A-1
SCHEDULE "B" — Form of Raging River Support Agreement    B-1
SCHEDULE "C" — Form of Baytex Support Agreement    C-1
SCHEDULE "D" — Form of Area of Exclusion Agreement    D-1

AMENDED AND RESTATED ARRANGEMENT AGREEMENT
THIS AMENDED AND RESTATED ARRANGEMENT AGREEMENT dated effective June 17th , 2018 and amended and restated July 5, 2018
BETWEEN:
BAYTEX ENERGY CORP., a corporation existing under the laws of the Province of Alberta ("Baytex")
- and -
RAGING RIVER EXPLORATION INC., a corporation existing under the laws of the Province of Alberta ("Raging River")
WHEREAS Baytex and Raging River entered into this agreement on June 17, 2018 with the intent to carry out the transactions contemplated herein by way of an arrangement under section 193 of the Business Corporations Act (Alberta), on the terms and subject to the conditions set out in the Plan of Arrangement attached hereto as Schedule "A";
AND WHEREAS Baytex and Raging River had entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement;
AND WHEREAS pursuant to Section 7.1 of the Arrangement Agreement, the Arrangement Agreement may be amended by written agreement of the parties;
AND WHEREAS Baytex and Raging River desire to amend and restate the original version of this Agreement dated June 17, 2018 in its entirety, including the Plan of Arrangement attached as Schedule "A" hereto, to reflect certain changes determined necessary and in the best interests of each of Baytex and Raging River;
NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereby covenant and agree as follows.

ARTICLE 1
INTERPRETATION

1.1	Definitions
Whenever used in this Agreement, including the recitals hereto, unless there is something in the context or subject matter inconsistent therewith, the following defined words and terms have the indicated meanings and grammatical variations of such words and terms have corresponding meanings:

(a)	"ABCA" means the Business Corporations Act, R.S.A. 2000, c. B‑9, as amended, including the regulations promulgated thereunder;

(b)
"Acquisition Proposal" means any inquiry or the making of any proposal or offer by any Person, or group of Persons "acting jointly or in concert" (within the meaning of National Instrument 62-104 – Takeover Bids and Issuer Bids), other than the transactions contemplated by this Agreement, other than any transaction involving only the Other Party or any Person acting jointly or in concert with the Other Party or any transaction involving only the Other Party and/or one or more of its wholly-owned subsidiaries, whether or not such proposal or offer is subject to due diligence or other conditions and whether such proposal or offer is made orally or in writing, which constitutes, or may reasonably be expected to lead to (in either case, whether in one transaction or a series of transactions):

(i)
any direct or indirect sale, issuance or acquisition of securities of a Party that, when taken together with any securities of such Party held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, and assuming the conversion of any convertible securities held by the proposed acquiror, and any Person acting jointly or in concert with such acquiror, would constitute beneficial ownership of 20% or more of the outstanding voting or equity securities of such Party or rights or interests therein;

(ii)
any direct or indirect acquisition or purchase (or any lease, long-term supply agreement or other arrangement having the same economic effect as an acquisition or purchase) of assets of the Party (and/or any subsidiary of such Party) that constitute 20% or more of the consolidated assets of such Party;

(iii)	an amalgamation, arrangement, merger, business combination, consolidation or similar transaction involving a Party (and/or any subsidiary of such Party);

(iv)	any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution or similar transaction involving a Party (and/or any subsidiary of such Party);

(v)
any other transaction, the consummation of which would reasonably be expected to impede, interfere with or delay the Arrangement, or prevent the completion of the Arrangement, or which would or could reasonably be expected to materially reduce the benefits to the Other Party of the Arrangement; or

(vi)	public announcement or other public disclosure of an intention to do any of the foregoing, except that for the purpose of the definition of "Superior Proposal", the references in this definition of "Acquisition Proposal" to "20% or more of the outstanding voting or equity securities or rights or interests therein" shall be deemed to be references to "all of the outstanding voting or equity securities or rights or interests therein", and the references to "20% or more of the consolidated assets" shall be deemed to be references to "all or substantially all of the assets" and except as disclosed in writing to Raging River by Baytex on or prior to the Agreement Date;

(c)	"affiliate" means any Person that is affiliated with another Person in accordance with the meaning of the Securities Act (Alberta);

(d)
"Agreement", "herein", "hereof", "hereto", "hereunder" and similar expressions mean and refer to this Arrangement Agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

(e)	"Agreement Date" means June 17, 2018;

(f)
"Applicable Canadian Securities Laws", in any context that refers to one or more Persons or its or their business, activities, property, assets or undertaking, means, collectively, and as the context may require, the securities legislation of each of the provinces of Canada, and the rules, regulations, instruments, notices, blanket orders and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Effective Date, that apply to such Person or Persons or its business, activities, property, assets, undertaking or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;

(g)
"Applicable Laws" means, in any context that refers to one or more Persons or its or their business, activities, property, assets or undertaking, the Laws that apply to such Person or Persons or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;

(h)
"Applicable U.S. Securities Laws", in any context that refers to one or more Persons, means, collectively, and as the context may require, the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time prior to the Effective Date, that apply to such Person or Persons or its business, undertaking, property or securities and emanate from a Governmental Authority having jurisdiction over the Person or Persons or its business, undertaking, property or securities;

(i)
"Area of Exclusion Agreements" means the agreements to be entered into by officers of Raging River who are Terminated Employees, in substantially the form attached as Schedule "D", pursuant to which each such officer agrees, among other things, not to acquire, directly or indirectly, interests in petroleum and natural gas assets in the areas specified in such agreement and not to solicit certain Persons employed by or providing services to Baytex or Raging River or their respective affiliates, on the terms and conditions set forth therein;

(j)
"Arrangement" means the arrangement, pursuant to Section 193 of the ABCA, on the terms set out in the Plan of Arrangement, as supplemented, modified or amended in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order;

(k)	"Arrangement Resolution" means the special resolution in respect of the Arrangement to be considered by the Raging River Shareholders at the Raging River Meeting;

(l)	"Articles of Arrangement" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived, to give effect to the Arrangement;

(m)	"associate" has the meaning ascribed to such term in the Securities Act (Alberta);

(n)	"Baytex" means Baytex Energy Corp., a corporation existing under the ABCA and continuing upon any amalgamation of Baytex with one or more of its wholly-owned subsidiaries;

(o)
"Baytex 2021 Debentures" means the 6.75% series B senior unsecured debentures due February 17, 2021 issued by Baytex pursuant to Baytex Debt Indenture #1 of which US$150 million was outstanding as at the Agreement Date;

(p)	"Baytex 2021 Notes" means the 5.125% senior unsecured notes due June 1, 2021 issued by Baytex pursuant to Baytex Debt Indenture #2 of which US$400 million was outstanding as at the Agreement Date;

(q)
"Baytex 2022 Debentures" means the 6.625% series C senior unsecured debentures due July 19, 2022 issued by Baytex pursuant to Baytex Debt Indenture #1 of which $300 million was outstanding as at the Agreement Date;

(r)	"Baytex 2024 Notes" means the 5.625% senior unsecured notes due June 1, 2024 issued by Baytex pursuant to Baytex Debt Indenture #2 of which US$400 million was outstanding as at the Agreement Date;

(s)	"Baytex Approved Capital Program and Budget" means the capital program and budget of Baytex as provided by Baytex to Raging River on or prior to the Agreement Date;

(t)
"Baytex Award Plan" means the share award incentive plan of Baytex providing for the grant of Baytex Restricted Awards and Baytex Performance Awards to directors, officers, employees and other service providers of Baytex effective January 2011, as amended;

(u)	"Baytex Balance Sheet" has the meaning ascribed to it in Subsection 4.1(p)(i);

(v)	"Baytex Board" means the board of directors of Baytex;

(w)	"Baytex Board Recommendation" has the meaning ascribed to it in Subsection 2.2(d);

(x)	"Baytex Confidentiality Agreement" means the confidentiality agreement between Baytex and Raging River dated April 19, 2018;

(y)	"Baytex Damages Event" has the meaning ascribed to it in Section 6.1;

(z)
"Baytex Debt Indenture #1" means the amended and restated trust indenture among Baytex, as issuer, certain of its subsidiaries, as guarantors, and Computershare Trust Company of Canada (as successor to Valiant Trust Company), as indenture trustee, dated January 1, 2011, as supplemented by supplemental indentures dated February 17, 2011, February 18, 2011, July 19, 2012, December 19, 2012, June 4, 2014, June 11, 2014, July 25, 2014, March 6, 2015 and December 15, 2017;

(aa)	"Baytex Debt Indenture #2" means the indenture among Baytex, as issuer, certain of its subsidiaries, as guarantors, and Computershare Trust Company, N.A., as indenture trustee, dated June 6, 2014,

as supplemented by supplemental indentures dated June 11, 2014, July 25, 2014 and December 15, 2017;

(bb)	"Baytex Disclosure Letter" means the disclosure letter dated the Agreement Date from Baytex to Raging River;

(cc)
"Baytex Employee Obligations" means the obligations of Baytex to pay any amount to its officers, directors, employees or consultants, other than salary, employee savings plan contributions and vacation pay in the ordinary course and in each case in amounts consistent with historic practices, pursuant to all employment, consulting services and change of control agreements (including the Baytex Employment Agreements), termination, severance and retention plans or policies for severance, termination or bonus payments and any payments or compensation pursuant to any other incentive plans, resolutions of the Baytex Board or otherwise in accordance with Applicable Laws;

(dd)
"Baytex Employment Agreements" means the written change of control agreements entered into between Baytex and certain officers of Baytex, the details of which are as disclosed in writing to Raging River by Baytex on or prior to the Agreement Date and copies of which have been provided to Raging River;

(ee)
"Baytex Fairness Opinion" means, the opinion of CIBC World Markets Inc., as financial advisor to Baytex, to the effect that, as of the date of such opinion, the exchange ratio pursuant to the Arrangement is fair, from a financial point of view, to Baytex;

(ff)
"Baytex Financial Statements" means, collectively, the annual consolidated financial statements of Baytex as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor's report thereon, and the unaudited condensed consolidated interim financial statements of Baytex as at and for three month period ended March 31, 2018, together with the notes thereto;

(gg)
"Baytex Group" means, (i) prior to the Pre-Acquisition Reorganization Baytex together with Baytex Energy Ltd., Baytex Marketing Ltd., 1828848 Alberta Ltd., BTE Finance Company Ltd., BTE Canada Holdings Ltd. and Baytex Operations Ltd., each a wholly-owned subsidiary of Baytex governed by the laws of the Province of Alberta, Baytex Canada Finance Ltd., a wholly-owned subsidiary of Baytex governed by the laws of the Province of British Columbia, Baytex Energy USA, Inc., a wholly-owned subsidiary of Baytex governed by the laws of the State of Delaware, Baytex USA Development LLC, a wholly-owned subsidiary of Baytex governed by the laws of the State of Texas, Baytex Energy USA LLC, a wholly-owned subsidiary governed by the laws of the State of Colorado, BTE Holdings S.à.rl. and BTE Finance S.à.r.l., each a wholly-owned subsidiary of Baytex governed by the laws of Luxembourg, Baytex Energy Partnership, a general partnership created under the laws of the Province of Alberta in which each of Baytex Marketing Ltd. and Baytex Energy Inc. are partners and Baytex Commercial Trusts 1 through 7, each a wholly-owned subsidiary of Baytex governed by the laws of the Province of Ontario, and (ii) following the Pre-Acquisition Reorganization means Baytex and its subsidiaries existing following such Pre-Acquisition Reorganization, as the context requires;

(hh)	"Baytex Incentives" means, collectively, the Baytex Performance Awards and Baytex Restricted Awards;

(ii)
"Baytex Information" means the information describing Baytex and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws;

(jj)
"Baytex Meeting" means the special meeting of Baytex Shareholders, to be called to permit the Baytex Shareholders to consider the Share Issuance Resolution and related matters, and any adjournment(s) thereof;

(kk)
"Baytex Net Debt" means the consolidated net debt of Baytex which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payables), Baytex 2021 Debentures, Baytex 2021 Notes, Baytex 2022 Debentures and Baytex 2024 Notes and current tax liabilities, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark to market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding Baytex Transaction Costs and Baytex Employee Obligations;

(ll)
"Baytex Performance Awards" means the outstanding performance awards granted under the Baytex Award Plan entitling the holders thereof to receive Baytex Shares upon settlement of such Baytex Performance Awards in accordance with the provisions of the Baytex Award Plan;

(mm)	"Baytex Plans" has the meaning set forth in Subsection 4.1(oo);

(nn)
"Baytex Public Record" means all information filed by Baytex since January 1, 2017 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, which is available for public viewing on Baytex's profile on the System for Electronic Document Analysis and Retrieval at www.sedar.com and on Baytex's profile on the Electronic Data Gathering, Analysis and Retrieval System at www.sec.gov/edgar.shtml;

(oo)	"Baytex Related Parties" has the meaning ascribed to it in Subsection 4.1(u);

(pp)	"Baytex Reserves Reports" means the independent engineering evaluations of Baytex's oil, natural gas liquids and natural gas reserves prepared by Sproule and Ryder Scott effective December 31, 2017;

(qq)
"Baytex Restricted Awards" means the outstanding restricted awards granted under the Baytex Award Plan entitling the holders thereof to receive Baytex Shares upon settlement of such Baytex Restricted Awards in accordance with the provisions of the Baytex Award Plan;

(rr)	"Baytex Shareholders" means the holders from time to time of Baytex Shares;

(ss)
"Baytex Shares" means the common shares of Baytex as constituted on the Agreement Date, and following the amalgamation of Baytex and Raging River Subco pursuant to Subsection 3.1(g) of the Plan of Arrangement, means the common shares of Amalco, as applicable;

(tt)	"Baytex Support Agreements" means the support agreements, substantially in the form attached as Schedule "C" hereto, to be entered into between Raging River and the Baytex Supporting Shareholders;

(uu)	"Baytex Supporting Shareholders" means each of the directors and officers of Baytex;

(vv)	"Baytex Termination Fee" has the meaning ascribed thereto in Section 6.1;

(ww)
"Baytex Transaction Costs" means all costs and expenses incurred by Baytex in connection with the Arrangement, including Baytex Employee Obligations and all legal, accounting, audit, financial advisory, printing, director and officer run-off insurance and other administrative and professional fees, costs and expenses incurred by Baytex in connection with the Arrangement but excluding, if applicable, the costs of any proxy solicitation and/or information agents engaged to solicit proxies in favour of the Share Issuance Resolution;

(xx)	"boe" means barrels of oil equivalent;

(yy)	"Business Day" means, with respect to any action to be taken, any day, other than a Saturday, Sunday or a statutory holiday in the place where such action is to be taken;

(zz)	"Certificate" means the certificate or other proof of filing to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA in respect of the Articles of Arrangement;

(aaa)
"Circular" means the joint management information circular of Raging River and Baytex to be sent by Raging River to the Raging River Shareholders in connection with the Raging River Meeting and to be sent by Baytex to the Baytex Shareholders in connection with the Baytex Meeting;

(bbb)
"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner's representatives, where the context requires;

(ccc)	"Competition Act" means the Competition Act, R.S.C. 1985, c. C 34;

(ddd)	"Competition Act Approval" means the occurrence of one or more of the following:

(i)	an advance ruling certificate (an "ARC") pursuant to Section 102 of the Competition Act shall have been issued by the Commissioner in respect of the transactions contemplated herein; or

(ii)
the Commissioner shall have waived the obligation to notify and supply information under Part IX of the Competition Act pursuant to Subsection 113(c) of the Competition Act and confirmed in writing that the Commissioner has no intention to file an application under Section 92 of the Competition Act (a "No-Action Letter") in connection with the transactions contemplated by this Agreement, and such No-Action Letter remains in full force and effect; or

(iii)
the Parties shall have notified the Commissioner under Section 114 of the Competition Act and the applicable waiting period under Section 123(1) of the Competition Act shall have expired or been terminated and the Commissioner shall have issued a No-Action Letter in connection with the transactions contemplated by this Agreement, and such No-Action Letter remains in full force and effect;

(eee)	"Continuing Employees" has the meaning ascribed thereto in Subsection 2.7(b);

(fff)	"Contract" means, with respect to a Party, a contract, lease, instrument, note, bond, debenture, mortgage, agreement, arrangement or understanding, written or oral, to which such Party, or any of its subsidiaries, is a Party or under which such Party or any of its subsidiaries is bound, has unfulfilled obligations or contingent liabilities or is owed unfulfilled obligations, whether known or unknown, and whether asserted or not;

(ggg)	"Court" means the Court of Queen's Bench of Alberta;

(hhh)
"Depositary" means Computershare Trust Company of Canada, or such other Person that may be appointed by the Parties in connection with the Arrangement for the purpose of receiving deposits of certificates formerly representing Raging River Shares;

(iii)	"Dissent Rights" has the meaning ascribed thereto in the Plan of Arrangement;

(jjj)	"Effective Date" means the date the Arrangement becomes effective under the ABCA, as contemplated in Section 2.4;

(kkk)	"Effective Time" means the time on the Effective Date when the Arrangement becomes effective pursuant to the Plan of Arrangement;

(lll)
"Encumbrance" means, in the case of property or an asset, all mortgages, pledges, charges, liens, debentures, hypothecs, trust deeds, outstanding demands, burdens, capital leases, assignments by way of security, security interests, conditional sales contracts or other title retention agreements or similar interests or instruments charging, or creating a security interest in, or against title to, such property or assets, or any part thereof or interest therein, and any agreements, leases, options, easements, rights of way, restrictions, executions or other charges or encumbrances (including notices or other registrations in respect of any of the foregoing) (whether by Applicable Laws, contract or otherwise) against title to any of the property or assets, or any part thereof or interest therein or capable of becoming any of the foregoing;

(mmm)
"Environmental Laws" means, with respect to any one or more Persons or its business, activities, property, assets or undertaking, all Laws relating to environmental or health and safety matters of the jurisdictions applicable to such Person or its business, activities, property, assets or undertaking, including, without limitation, legislation governing the use, disposal, and storage of Hazardous Substances;

(nnn)
"Final Order" means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the ABCA in respect of Raging River, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(ooo)
"GAAP" means accounting principles generally accepted in Canada applicable to public companies at the relevant time and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Boards;

(ppp)	"GLJ" means GLJ Petroleum Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta;

(qqq)
"Governmental Authority" means any (a) domestic or foreign federal, territorial, provincial, state, regional, municipal or local governmental, regulatory or administrative authority, department, court, agency, commission, board or tribunal, arbitral body, bureau, ministry, agency or instrumentality or official, including any political subdivision thereof; (b) quasi-governmental or private body exercising regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (c) any stock exchange;

(rrr)	"Governmental Authorizations" has the meaning ascribed thereto in Subsection 4.1(r);

(sss)
"Hazardous Substances" means any waste or other substance that is prohibited, listed, defined, designated or classified as dangerous, hazardous, radioactive, explosive or toxic or a pollutant or a contaminant under or pursuant to any Environmental Laws, and specifically including petroleum and all derivatives thereof and synthetic substitutes therefor;

(ttt)	"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(uuu)
"Interim Order" means the interim order of the Court concerning the Arrangement under Subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Raging River Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction with the consent of the Parties, acting reasonably;

(vvv)
"Laws" means all laws (including, for greater certainty, common law), all statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices and directions enacted by a Governmental Authority (including all Applicable Canadian Securities Laws and all Applicable U.S. Securities Laws ) and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Authority or self-regulatory authority;

(www)
"material adverse change" or "material adverse effect" means, with respect to a Party, any fact or state of facts, circumstance, change, effect, occurrence or event that, individually or in the aggregate:

(i)
is, or would reasonably be expected to be, material and adverse to the condition (financial or otherwise), business, operations, properties, licenses, affairs, assets, liabilities (contingent or otherwise), capitalization, results of operations, cash-flows or prospects of the Party and its subsidiaries, taken as a whole, other than a change, effect, occurrence or event relating to or resulting from:

(A)
conditions affecting the oil and gas exploration, exploitation, development and production industry generally in jurisdictions in which Raging River or Baytex, as the case may be, carries on a material portion of its business, and not specifically relating to Raging River or Baytex, as the case may be, including changes in royalties, Applicable Laws or Taxes (other than any such change in Applicable Laws or Taxes that results in a material increase to the direct acquisition cost of Raging River to Baytex, which changes may be taken into account in determining whether there has been a material adverse change or material adverse effect);

(B)	any changes in GAAP;

(C)	any natural disaster;

(D)
any change in the market price or trading volume of any securities of a Party (it being understood that the causes underlying such change in market price may be taken into account in determining whether a material adverse effect or material adverse change has occurred);

(E)	changes in Laws or the interpretation, application or non-application thereof;

(F)
any change in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism) or in general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States of America or elsewhere; any change in the market price of crude oil, natural gas or related hydrocarbons on a current or forward basis;

(G)	any matter which has been publicly disclosed or disclosed in writing to the Other Party on or prior to the Agreement Date;

(H)
any changes or effects arising, directly or indirectly, from the Arrangement or any other matters or actions permitted or contemplated by this Agreement, including any public announcement of the foregoing, or approved in writing by the Other Party and including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of a Party or any of its subsidiaries with any of its current or prospective employees, customers, distributors, suppliers or partners;

provided, however, that the change or effect referred to in (A), (B), (C), (F) or (G) above does not disproportionately affect either Party, taken as a whole, as the case may be, compared to other entities of similar size and operating in the oil and gas exploration, exploitation, development and production industry, in which case, the relevant exclusion from this definition of material adverse change or material adverse effect referred to in (A), (B), (C), (E) or (F) above will not be applicable; or

(ii)
materially impairs or delays, or could reasonably be expected to materially impair or delay, the performance by a Party of its obligations under this Agreement or impair or delay a Party's ability to consummate the Arrangement or any other transaction contemplated by this Agreement by the Outside Date, and unless expressly provided in any particular section of this Agreement, references in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretive for purposes of determining whether a material adverse effect or material adverse change has occurred;

(xxx)	"material change" has the meaning ascribed thereto in the Securities Act (Alberta);

(yyy)	"Material Contract" has the meaning ascribed thereto in Subsection 4.1(nn) in relation to Baytex and in Subsection 4.2(jj) in relation to Raging River;

(zzz)	"MI 61-101" means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

(aaaa)	"misrepresentation" has the meaning ascribed thereto in the Securities Act (Alberta);

(bbbb)	"NYSE" means the New York Stock Exchange;

(cccc)	"Other Party" means (i) with respect to Baytex, Raging River, and (ii) with respect to Raging River, Baytex;

(dddd)	"Outside Date" means October 1, 2018, or such later date as may be agreed to in writing by the Parties;

(eeee)	"Parties" means Baytex and Raging River, and "Party" means either of them;

(ffff)
"Permitted Encumbrances" means: (i) any overriding royalties, net profits interests or other Encumbrances applicable to the interests of a Party in its petroleum and natural gas rights and leases and all related tangibles, equipment, facilities and miscellaneous interests as taken into account in the Raging River Reserves Reports or the Baytex Reserves Reports, as applicable; (ii) easements, rights of way, servitudes or other similar rights, including, without limitation, rights of way for highways, railways, sewers, drains, gas or oil pipelines, gas or water mains, electric light, power, telephone or cable television towers, poles, and wires; (iii) the regulations and any rights reserved to or vested in any municipality or Governmental Authority to levy taxes or to control or regulate any Party's interests in any manner, including, without limitation, the right to control or regulate production rates and the conduct of operations; (iv) the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, licence, franchise, grant or permit or by any provision of Applicable Law, to terminate such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof; (v) statutory exceptions to title and the reservations, limitations and conditions in any grants or transfers from the Crown (or any Governmental Authority) of mines and minerals; (vi) undetermined or inchoate liens incurred or created in the ordinary course of business as security for a Party's share of the costs and expenses of the development or operation of any of its assets, which costs and expenses are not delinquent as of the Effective Time; (vii) undetermined or inchoate mechanics' liens and similar liens for which payment for services rendered or goods supplied is not delinquent as of the Effective Time; (viii) liens granted in the ordinary course of business to a Governmental Authority respecting operations pertaining to petroleum and natural gas rights; (ix) any Encumbrances under a Party's existing credit facilities; (x) any Encumbrance or trust arising in connection with workers' compensation, unemployment insurance, pension or employment laws or regulations; and (xi) Taxes, assessments or governmental charges which are not delinquent as of the Effective Time or the validity of which is being diligently contested in good faith by or on behalf of a Party;

(gggg)
"Person" includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Authority, syndicate or other entity, whether or not having legal status;

(hhhh)
"Plan of Arrangement" means the plan of arrangement in the form set out in Schedule "A" to this Agreement, as the same may be amended or supplemented from time to time in accordance with the terms hereof, thereof or at the direction of the Court in the Final Order;

(iiii)	"Pre-Acquisition Reorganization" has the meaning ascribed to it in Section 3.6;

(jjjj)	"Receiving Party" has the meaning ascribed thereto in Subsection 3.4(c);

(kkkk)	"Registrar" means the Registrar of Corporations for the Province of Alberta appointed under Section 263 of the ABCA;

(llll)	"Representatives" has the meaning ascribed to it in Subsection 3.4(a);
(mmmm) "Responding Party" has the meaning ascribed to it in Subsection 3.4(c);

(nnnn)
"Returns" means all reports, estimates, elections, designations, forms, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(oooo)	"Raging River Approved Capital Program and Budget" means the capital program and budget of Raging River as provided by Raging River to Baytex on or prior to the Agreement Date;

(pppp)
"Raging River Award Plan" means the restricted and performance share award plan of Raging River providing for the grant of Raging River Performance Awards and Raging River Restricted Awards to officers, employees and consultants of Raging River effective May 10, 2016;

(qqqq)	"Raging River Balance Sheet" has the meaning ascribed to it in Subsection 4.2(m)(i);

(rrrr)	"Raging River Board" means the board of directors of Raging River;

(ssss)	"Raging River Board Recommendation" has the meaning ascribed to it in Subsection 2.2(c);

(tttt)	"Raging River Confidentiality Agreement" means the confidentiality agreement between Raging River and Baytex dated March 15, 2018;

(uuuu)	"Raging River Damages Event" has the meaning ascribed to it in Section 6.2;

(vvvv)	"Raging River Disclosure Letter" means the disclosure letter dated the Agreement Date from Raging River to Baytex;

(wwww)	"Raging River DSU Plan" means the deferred share unit plan of Raging River providing for the grant of Raging River DSUs to non-management directors of Raging River effective April 4, 2016;

(xxxx)
"Raging River DSUs" means the outstanding deferred share units granted under the Raging River DSU Plan entitling the holders thereof to receive cash payments (or in certain circumstances Raging River Shares) equivalent to the value of Raging River Shares underlying such Raging River DSUs upon ceasing to be a member of the Raging River Board;

(yyyy)
"Raging River Employee Obligations" means the obligations of Raging River to pay any amount to its officers, directors, employees or consultants, other than salary, employee share purchase plan contributions and vacation pay in the ordinary course and in each case in amounts consistent with historic practices, pursuant to all employment, consulting services and change of control agreements, termination, severance and retention plans or policies for severance, termination or bonus payments and any payments or compensation pursuant to any other incentive plans, resolutions of the Raging River Board or otherwise in accordance with Applicable Laws, including for greater certainty, the Raging River Retention Bonuses and Raging River Severance Amounts but excluding any Raging River Shares or any payments made on exercise, surrender, settlement or redemption of Raging River Incentives as contemplated in Section 2.5;

(zzzz)
"Raging River Fairness Opinions" means, the opinions of GMP Securities L.P. as financial advisor to Raging River, and National Bank Financial Inc., as advisor to the Special Committee of the Raging River Board, to the effect that the consideration to be received by the Raging River Shareholders under the Arrangement is fair, from a financial point of view, to the Raging River Shareholders;

(aaaaa)
"Raging River Financial Statements" means, collectively, the annual financial statements of Raging River as at and for the years ended December 31, 2017 and 2016, together with the notes thereto and the auditor's report thereon, and the unaudited interim financial statements of Raging River as at and for the three month period ended March 31, 2018, together with the notes thereto;

(bbbbb)	"Raging River Incentives" means, collectively, the Raging River Options, Raging River Performance Awards, Raging River Restricted Awards and Raging River DSUs;

(ccccc)
"Raging River Information" means the information describing Raging River and its business, operations and affairs required to be included in the Circular (including information incorporated into the Circular by reference) under Applicable Canadian Securities Laws;

(ddddd)
"Raging River Meeting" means the special meeting of Raging River Shareholders, to be called and held in accordance with this Agreement and the Interim Order to permit the Raging River Shareholders to consider the Arrangement Resolution and related matters, and any adjournment(s) thereof;

(eeeee)
"Raging River Net Debt" means the consolidated net debt of Raging River which includes any and all cash, bank debt, working capital deficit (inclusive of accounts receivable, prepaid expenses and deposits and accounts payables) and current tax liabilities, in each case with respect to each of the foregoing liabilities, inclusive of any and all accrued liabilities, excluding the mark to market value of financial instruments, calculated in accordance with GAAP, and for greater certainty, excluding the Raging River Transaction Costs and Raging River Employee Obligations;

(fffff)
"Raging River New Option Plan" means the share option plan of Raging River providing for the grant of Raging River Options to officers, employees and consultants of Raging River dated effective May 10, 2016;

(ggggg)
"Raging River Old Option Plan" means the share option plan of Raging River providing for the grant of Raging River Options to directors, officers, employees and consultants adopted by Raging River in March 2012, as amended;

(hhhhh)
"Raging River Options" means the outstanding share options of Raging River granted under the Raging River New Option Plan and Raging River Old Option Plan, whether or not vested, entitling the holders thereof to acquire Raging River Shares;

(iiiii)
"Raging River Performance Awards" means the outstanding performance awards granted under the Raging River Award Plan entitling the holders thereof to receive Raging River Shares or a cash payment in lieu thereof upon settlement of such Raging River Performance Awards in accordance with the provisions of the Raging River Award Plan;

(jjjjj)	"Raging River Plans" has the meaning set forth in Subsection 4.2(kk);

(kkkkk)
"Raging River Public Record" means all information filed by Raging River since January 1, 2017 with any securities commission or similar regulatory authority in compliance, or intended compliance, with Applicable Canadian Securities Laws, which is available for public viewing on the SEDAR website at www.sedar.com under Raging River's profile;

(lllll)	"Raging River Related Parties" has the meaning ascribed to it in Subsection 4.2(r);

(mmmmm)	"Raging River Reserves Reports" means the independent engineering evaluations of Raging River's oil and natural gas reserves prepared by Sproule and GLJ effective December 31, 2017;

(nnnnn)
"Raging River Restricted Awards" means the outstanding restricted share awards granted under the Raging River Award Plan entitling the holders thereof to receive Raging River Shares or a cash payment in lieu thereof upon settlement of such Raging River Restricted Awards in accordance with the provisions of the Raging River Award Plan;

(ooooo)
"Raging River Retention Bonus" means the retention bonuses to be paid in lieu of Raging River Severance Amounts to certain Raging River employees and officers in accordance with the provisions of Section 2.7 with such amounts estimated by Raging River and disclosed in writing to Baytex on or prior to the Agreement Date;

(ppppp)
"Raging River Severance Amounts" means the severance and change of control payments, together with all other Raging River Employee Obligations, to paid to certain Raging River employees and officers in accordance with the provisions of Section 2.7 with such amounts estimated by Raging River and disclosed in writing to Baytex on or prior to the Agreement Date;

(qqqqq)	"Raging River Shareholders" means the holders from time to time of Raging River Shares;

(rrrrr)	"Raging River Shareholders' Vote" has the meaning set out in Subsection 2.1(b)(ii);

(sssss)	"Raging River Shares" means the common shares of Raging River, as constituted on the Agreement Date;

(ttttt)	"Raging River Subco" means a corporation to be formed pursuant to the ABCA as a wholly-owned subsidiary of Raging River prior to the Effective Time to participate in the Arrangement;

(uuuuu)	"Raging River Support Agreements" means the support agreements, substantially in the form attached as Schedule "B" hereto, entered into between Baytex and the Raging River Supporting Shareholders;

(vvvvv)	"Raging River Supporting Shareholders" means each of the directors and officers of Raging River and certain associates or affiliates of certain directors and officers;

(wwwww)	"Raging River Termination Fee" has the meaning set out in Section 6.2;

(xxxxx)
"Raging River Transaction Costs" means all costs and expenses incurred by Raging River in connection with the Arrangement, including Raging River Employee Obligations and all legal, accounting, audit, financial advisory, printing and other administrative and professional fees, costs and expenses incurred by Raging River in connection with the Arrangement, excluding any premiums paid for director and officer run-off insurance purchased by Raging River in accordance with Subsection 2.9(b) but excluding, if applicable, the costs of any proxy solicitation and/or information agents engaged to solicit proxies in favour of the Arrangement Resolution;

(yyyyy)	"Ryder Scott" means Ryder Scott Company, L.P. independent petroleum consultants of Houston, Texas;

(zzzzz)
"Share Issuance Resolution" means the ordinary resolution in respect of the issuance of Baytex Shares pursuant to the Arrangement (including, without limitation, the Baytex Shares issuable on the exercise or vesting or settlement of all Raging River Options, Raging River Restricted Awards and Raging River Performance Awards which remain outstanding following the Effective Date in accordance with Subsections 2.5(b) and 2.5(c)(ii)) to be considered by the Baytex Shareholders at the Baytex Meeting;

(aaaaaa)
"Sproule" means, in the case of Raging River, Sproule Associates Limited, and in the case of Baytex, Sproule Unconventional Limited, each independent oil and natural gas reservoir engineers of Calgary, Alberta;

(bbbbbb)	"subsidiary" means, with respect to a specified entity, any:

(i)
body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are, at the time, owned directly or indirectly by such specified entity or indirectly by or for the benefit of such specified entity;

(ii)
entity which is not a body corporate, of which more than 50% of the voting or equity interests of such entity (including, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are owned, directly or indirectly, by such specified entity or indirectly by or for the benefit of such specified entity and in the case of a partnership (including a limited partnership), of which such specified entity, or a subsidiary of such specified entity, is a general partner; or

(iii)	any issuer that would be considered a subsidiary of the specified entity in accordance with the Securities Act (Alberta);

(cccccc)	"Superior Proposal" has the meaning set out in Subsection 3.4(b)(vii)(A);

(dddddd)
"Tax" or "Taxes" means all taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Taxing Authority, together with all interest, penalties, fines, additions to tax or other additional amounts imposed in respect thereof, including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, large corporation, capital gain, minimum, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, all employment insurance, health insurance and Canada and other Governmental Authority pension plan and workers compensation premiums or contributions and other obligations of the same or of a similar nature to any of the foregoing which one of the Parties or any of its subsidiaries is required to withhold, collect or remit, including any interest, fines or penalties for failure to withhold, collect or remit any tax;

(eeeeee)	"Tax Act" means the Income Tax Act (Canada) R.S.C. 1985, c. 1 (5th Supp.) as amended, including the regulations promulgated thereunder;

(ffffff)	"Taxing Authority" shall mean any Governmental Authority responsible for the imposition of any Tax (domestic or foreign);

(gggggg)	"Terminated Employees" has the meaning ascribed thereto in Subsection 2.7(b);

(hhhhhh)	"Third Party Beneficiaries" has the meaning ascribed to it in Section 10.9;

(iiiiii)	"TSX" means the Toronto Stock Exchange;

(jjjjjj)	"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended; and

(kkkkkk)	"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

1.2	Interpretation Not Affected by Headings, etc.
The division of this Agreement into articles, sections and subsections is for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein", "hereto" and "hereunder" and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3	Number, etc.
Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms, companies and corporations and vice versa.

1.4	Date for Any Action
If any date on which any action is required to be taken hereunder is not a Business Day, such action shall be taken on the next succeeding day that is a Business Day.

1.5	Entire Agreement
This Agreement, the Raging River Confidentiality Agreement, the Baytex Confidentiality Agreement, together with the agreements and documents herein and therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof. For greater certainty, the Raging River Support Agreements and the Baytex Support Agreements are separate agreements between the parties thereto and are unaffected by this Section 1.5.

1.6	Currency
Unless otherwise indicated, all sums of money referred to in this Agreement are expressed in lawful money of Canada.

1.7	Accounting Matters
Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature that are required to be made shall be made in a manner consistent with GAAP.

1.8	Disclosure in Writing
Reference to "disclosed in writing" on or prior to the Agreement Date herein shall, in the case of disclosure to Baytex be references exclusively to the Raging River Disclosure Letter or this Agreement, or in the case of disclosure to Raging River be references exclusively to the Baytex Disclosure Letter or this Agreement.

1.9	References to Legislation
References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.10	Knowledge
Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of a Party, it refers to the actual knowledge of the senior officers of such Party after due inquiry. In the context of a covenant of a Party set out in this Agreement, the knowledge of such Party means the actual knowledge of the senior officers of such Party and does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.11	No Strict Construction
The Parties acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.12	Schedules
The following schedules attached hereto are incorporated into, and form an integral part of, this Agreement:
Schedule "A" – Plan of Arrangement
Schedule "B" – Form of Raging River Support Agreement
Schedule "C" – Form of Baytex Support Agreement
Schedule "D" – Form of Area of Exclusion Agreement

ARTICLE 2
THE ARRANGEMENT AND MEETINGS

2.1	Plan of Arrangement

(a)
Subject to the terms of this Agreement, the Parties agree to carry out the Arrangement in accordance with the terms of the Plan of Arrangement. The Parties agree that after the Agreement Date and prior to the date that the Interim Order is received the Parties, acting reasonably, shall continue to consider any amendments to the Plan of Arrangement proposed by the Other Party. To the extent that the Parties agree on any amendment to the Plan of Arrangement prior to receiving the Interim Order, the Parties shall amend or amend and restate this Arrangement Agreement to provide for such amendments to the Plan of Arrangement.

(b)
As soon as reasonably practicable after the Agreement Date, but in any event by no later than July 27, 2018, Raging River will apply to the Court, in a manner acceptable to Baytex, acting reasonably, for the Interim Order and thereafter will diligently seek the Interim Order in cooperation with Baytex and, upon receipt thereof, Raging River will promptly carry out the terms of the Interim Order to the extent applicable to it. The Interim Order will provide, among other things:

(i)
for the calling and holding of the Raging River Meeting, including the record date for determining the Persons to whom notice of the Raging River Meeting is to be provided and for the manner in which such notice is to be provided;

(ii)
that the requisite approval for the Arrangement Resolution by Raging River Shareholders shall be at least 662/3% of the votes cast on the Arrangement Resolution by Raging River Shareholders present in person or represented by proxy at the Raging River Meeting and, if required by MI 61-101, minority approval after excluding the votes cast in respect of Raging River Shares held by those Persons whose votes are required to be excluded (such approval as described in this Subsection 2.1(b)(ii), the "Raging River Shareholders' Vote");

(iii)	for the grant of Dissent Rights as provided for in the Plan of Arrangement and Interim Order;

(iv)	that the Raging River Meeting may be adjourned or postponed from time to time in accordance with the terms of this Agreement without the need for additional approval of the Court; and

(v)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

(c)
Provided all necessary approvals for the Arrangement Resolution are obtained from the Raging River Shareholders and all necessary approvals for the Share Issuance Resolution are obtained from the Baytex Shareholders, Raging River shall, as soon as reasonably practicable following the Raging River Meeting and the Baytex Meeting but in any event not later than five (5) Business Days after the Arrangement Resolution and Share Issuance Resolution are passed, submit the Arrangement to the Court and apply for the Final Order.

(d)
As soon as reasonably practicable, but in any event no later than two (2) Business Days following the issuance of the Final Order, and subject to satisfaction or waiver of the conditions set out in Article 5, each of Baytex on the one hand and Raging River on the other hand, shall execute and deliver such closing documents and instruments and forthwith proceed to file the Articles of Arrangement, the Final Order and such other documents as may be required to give effect to the

Arrangement with the Registrar pursuant to Subsection 193(10) of the ABCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without further act or formality.

2.2	Circular and Meetings

(a)
As promptly as practicable following the execution of this Agreement and in compliance with the Interim Order and Applicable Laws, Raging River and Baytex shall, with assistance from and the participation of the Other Party: (i) prepare the Circular together with any other documents required by Applicable Laws in connection with the Baytex Meeting and the Raging River Meeting, and cause the Circular and such other documents as applicable to be mailed to the Raging River Shareholders and the Baytex Shareholders and such other Persons as required by the Interim Order and filed with applicable securities regulatory authorities and other Governmental Authorities in all jurisdictions where the same are required to be filed by no later than July 31, 2018; (ii) call, give notice of, convene and conduct the Raging River Meeting by no later than September 25, 2018 and not adjourn, postpone or cancel (or propose the same) the Raging River Meeting without the prior written consent of Baytex except in the case of an adjournment required for quorum purposes, at which meeting the Arrangement Resolution shall be submitted to the Raging River Shareholders entitled to vote upon such resolution for approval; and (iii) call, give notice of, convene and conduct the Baytex Meeting by no later than September 25, 2018 and not adjourn, postpone or cancel (or propose the same) the Baytex Meeting without the prior written consent of Raging River except in the case of an adjournment required for quorum purposes, at which meeting the Share Issuance Resolution shall be submitted to the Baytex Shareholders entitled to vote upon such resolution for approval.

(b)
Raging River and Baytex shall, with assistance from and the participation of the Other Party, cause the Circular to be prepared in compliance, in all material respects, with Applicable Canadian Securities Laws and to provide the Raging River Shareholders and the Baytex Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be considered at the Raging River Meeting and the Baytex Meeting, as the case may be, and shall include, without limitation: (i) the Raging River Information; (ii) a copy of the Raging River Fairness Opinions; (iii) the Raging River Board Recommendation; (iv) the Baytex Information; (v) the Baytex Board Recommendation; (vi) a copy of the Baytex Fairness Opinion; (vii) details of the composition of the Baytex Board following the Effective Time as agreed to by the Parties in accordance with Subsection 3.3(c); (viii) the names and positions of each of the executive officers to form part of the Baytex management team upon completion of the Arrangement as agreed to in accordance with Subsection 2.8(a); (ix) the names of each director and officer of Raging River who is a Raging River Supporting Shareholder and a summary of the terms of the Raging River Support Agreements; and (x) the names of each director and officer of Baytex who is a Baytex Supporting Shareholder and a summary of the terms of the Baytex Support Agreements.

(c)
The Circular shall state that the Raging River Board has unanimously, after receiving legal and financial advice: (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined that the Arrangement is fair to Raging River Shareholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that Raging River Shareholders vote in favour of the Arrangement Resolution (collectively, the "Raging River Board Recommendation").

(d)
The Circular shall state that the Baytex Board has unanimously, after receiving legal and financial advice: (i) determined that the Arrangement is in the best interests of Baytex; (ii) determined that the share exchange ratio provided for in the Arrangement is fair to Baytex; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that Baytex Shareholders vote in favour of the Share Issuance Resolution (the "Baytex Board Recommendation").

(e)
Baytex shall, in a timely manner, provide Raging River with the Baytex Information, and such other information relating to Baytex as Raging River may reasonably request for inclusion in the Circular (including all necessary third party consents), so as to permit Raging River to comply with the timeline set out above in this Section 2.2.

(f)
Raging River shall, subject to compliance with Applicable Canadian Securities Laws, incorporate the Baytex Information into the Circular substantially in the form provided by Baytex and Raging River shall provide Baytex and its Representatives with an opportunity to review and comment on the Circular and any other relevant documentation and shall give due consideration to all comments made by Baytex and its Representatives. The Circular shall be in form and content satisfactory to Raging River and Baytex, each acting reasonably, and shall comply with Applicable Canadian Securities Laws.

(g)	Raging River shall use its best efforts to ensure that the Raging River Information included in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(h)
Baytex shall use its best efforts to ensure that the Baytex Information provided by it for inclusion in the Circular does not, at the time of the mailing of the Circular, contain any misrepresentation.

(i)
A Party shall promptly notify the Other Party if it becomes aware that the Circular contains a misrepresentation, or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate, and Baytex and Raging River shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Baytex Shareholders and the Raging River Shareholders and such other persons as required by the Interim Order and, if required by the Court or by Law, file the same with the applicable securities regulatory authorities and other Governmental Authorities as required.

2.3	Court Proceedings
In connection with the Court proceedings relating to obtaining the Interim Order and the Final Order, Raging River shall:

(a)	permit Baytex and its counsel to review and comment upon drafts of all material to be filed by Raging River with the Court in connection with the Arrangement and any supplement or amendment thereto;

(b)
provide counsel to Baytex, on a timely basis, with copies of any notice of appearance and evidence served on Raging River or its counsel in respect of the application for Interim Order and the application for the Final Order or any appeal therefrom, and of any notice (written or oral) received by Raging River indicating an intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order;

(c)	not object to legal counsel to Baytex making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably;

(d)
subject to Laws, not file any material with, or make any written submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Baytex's prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require Baytex to agree or consent to any increased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Baytex's obligations, or diminishes or limits Baytex's rights, set forth in any such filed or served materials or under this Agreement; and

(e)
oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Baytex.

2.4	Effective Date
The Arrangement shall become effective at the Effective Time on the Effective Date. The Certificate shall be conclusive evidence that the Arrangement has become effective as of the Effective Time. The Parties shall use their reasonable commercial efforts to cause the Effective Date to occur on or about August 15, 2018 or as soon thereafter as reasonably practicable and, in any event, by the Outside Date.

2.5	Treatment of Raging River Incentives

(a)
The particulars of Raging River Incentives outstanding as at the Agreement Date have been disclosed in writing to Baytex by Raging River on or prior to the Agreement Date, including: (i) the names of holders of Raging River Incentives and the number and type of Raging River Incentives held by them; (ii) the date of grant; (iii) the date of expiry; (iv) in the case of the Raging River Options, the exercise price; and (v) the number of Raging River Shares issuable or amount of cash payable on exercise, settlement or redemption, as applicable, of each Raging River Incentive.

(b)
Pursuant to the Plan of Arrangement, Baytex will be the successor to Raging River under the Raging River Old Option Plan and the Raging River New Option Plan, and upon exercise of Raging River Options following the Effective Date, holders of such Raging River Options shall be entitled to receive Baytex Shares on the exercise thereof in such number and at such exercise prices as to reflect the exchange ratio of Baytex Shares for Raging River Shares contemplated by the Plan of Arrangement. The vesting of all unvested Raging River Options held by Terminated Employees shall be accelerated to provide that all such Raging River Options shall vest immediately prior to the Effective Date and such Terminated Employees (and directors of Raging River who will not become directors of Baytex at the Effective Time) shall be entitled to exercise such Raging River Options for a period of 90 days following the Effective Date. Except as otherwise contemplated under this Subsection 2.5(b), the Raging River Options held by Continuing Employees (and directors of Raging River who will become directors of Baytex at the Effective Time) shall continue to be governed by the existing option agreements and the terms of the Raging River Old Option Plan or Raging River New Option Plan, as applicable.

(c)
The Parties acknowledge and agree that pursuant to the terms of the Raging River Award Plan and the Plan of Arrangement with respect to the holders of Raging River Performance Awards and Raging River Restricted Awards who are:

(i)
Terminated Employees (A) pursuant to the terms of the Raging River Award Plan, the Arrangement shall constitute a "Change of Control" and all unvested Raging River Performance Awards and Raging River Restricted Awards held by such holders shall conditionally vest immediately prior to the Effective Time; (B) Raging River shall issue Raging River Shares immediately prior to the Effective Time as settlement of the outstanding Raging River Performance Awards and Raging River Restricted Awards (subject to the remittance by such holder of Raging River Performance Awards and/or Raging River Restricted Awards to Raging River of cash in an amount equal to the amount of Taxes required to be remitted by Raging River to any Taxing Authority in connection with such settlement); and (C) the "Payout Multiplier" (as defined in the Raging River Award Plan) applicable to any Raging River Performance Awards shall be 1.0; and

(ii)
Continuing Employees, (A) the Raging River Performance Awards and Raging River Restricted Awards shall continue on the same terms and conditions (including with respect to vesting), (B) such Raging River Performance Awards and Raging River Restricted Awards shall entitle the holders thereof to receive Baytex Shares following the Effective Date in lieu of Raging River Shares with such number of Baytex Shares based on the exchange ratio as set out in the Plan of Arrangement, (C) the "Payout Multiplier" (as defined in the Raging River Award Plan) applicable to any such Raging River Performance Awards shall be fixed at 1.0; and (D) such holders shall be entitled to receive a grant of Baytex Incentives immediately following the Effective Date in such number and with such terms and conditions as agreed to by Baytex and Raging River, each acting reasonably, prior to the Effective Date.

(d)
The Parties acknowledge and agree that (i) all directors of Raging River shall cease to be members of the Raging River Board as at the Effective Time; and (ii) Raging River shall use reasonable commercial efforts to have each director who holds Raging River DSUs to elect to accelerate the "Maturity Date" as defined in the Raging River DSU Plan such that the Maturity Date is the Effective Date and as a result all Raging River DSUs shall be redeemed immediately prior to the Effective Time and each Raging River director who holds Raging River DSUs shall be entitled to a cash payment equal to the number of Raging River DSUs held by such director at the Effective Time multiplied by the closing price of the Raging River Shares on the TSX on the trading day immediately prior to the Effective Date (subject to withholding by Raging River of cash in an amount equal to the amount of Taxes, if any, required to be remitted by Raging River to any Taxing Authority in connection with such surrender).

(e)
Satisfaction of the income tax remittance obligation with respect to the exercise, surrender or settlement of Raging River Incentives may also be accomplished by way of the withholding by any Party from the Raging River Shares (or Baytex Shares or other consideration issuable pursuant to the Arrangement for such Raging River Shares received on the exercise, surrender or settlement of Raging River Incentives, as applicable), otherwise deliverable to the holder of Raging River Incentives as may be determined by Raging River, in its sole discretion, to be necessary to satisfy the income tax remittance obligation. Raging River, Baytex and/or the Depositary may sell such withheld Raging River Shares or Baytex Shares, as trustee for any holder of Raging River Incentives, to satisfy the remittance obligation and, in connection with such exercise, surrender or settlement, the holder of the Raging River Incentives shall consent to the sale and grant to Raging River, Baytex and the Depositary, as trustee for the holder of the Raging River Incentives, an irrevocable power of attorney to effect the sale of such Raging River Shares or Baytex Shares. Any Raging River Shares or Baytex Shares withheld by Raging River shall be sold through the facilities of the TSX and the funds used to satisfy the remittance obligation.

(f)
Notwithstanding any other provision of this Agreement, Baytex agrees that following the Agreement Date and prior to the Effective Date, Raging River shall be entitled to grant Raging River Performance Awards and Raging River Restricted Awards to certain officers, employees and consultants as disclosed in writing to Baytex on or prior to the Agreement Date, including with respect to the vesting provisions thereof. In addition, Baytex acknowledges and agrees that certain non-management directors of Raging River shall be entitled to receive Raging River DSUs in lieu of any regularly scheduled payment of directors' fees or retainers between the Agreement Date and the Effective Date in accordance with the Raging River DSU Plan.

2.6	Treatment of Baytex Incentives

(a)
The particulars of Baytex Incentives outstanding as at the Agreement Date have been disclosed in writing to Raging River by Baytex on or prior to the Agreement Date, including: (i) the names of holders of Baytex Incentives and the number and type of Baytex Incentives held by them; (ii) the date of grant; (iii) the date of expiry; and (iv) the number of Baytex Shares issuable on exercise or settlement of each Baytex Incentive.

(b)
The Baytex Board has determined, acting in good faith, that a "Change of Control" as defined in the Baytex Award Plan is not intended to occur as a result of the completion the Arrangement and as a result the vesting or the "Issue Date" (as defined in the Baytex Award Plan) of Baytex Incentives shall not be accelerated as a result of the completion of the Arrangement.

(c)
Notwithstanding any other provision of this Agreement, Raging River agrees that following the Agreement Date and prior to the Effective Date, Baytex shall be entitled to grant Baytex Performance Awards and Baytex Restricted Awards to certain officers, employees and consultants as disclosed in writing to Raging River on or prior to the Agreement Date, including with respect to the vesting provisions thereof.

(d)
The Parties acknowledge and agree that the Baytex Board shall approve an amendment of the Baytex Restricted Awards and Baytex Performance Awards outstanding as of the Agreement Date held by directors of Baytex who will not be continuing as members of the Baytex Board upon completion of the Arrangement to provide that the "Issue Dates" (as defined in the Baytex Award Plan) for such Baytex Restricted Awards and Baytex Performance Awards shall be accelerated to the Effective Date. In addition, the "Payout Mulitiplier" (as defined in the Baytex Award Plan) for the Baytex Performance Awards held by these directors will be 1.0x.

2.7	Raging River Officers and Employees

(a)
Raging River has disclosed in writing on or prior to the Agreement Date, Raging River's bona fide good faith estimate, having regard to the assumptions set forth therein, of the Raging River Employee Obligations in aggregate and individually for each officer, employee and consultant of Raging River assuming the employment or service of such Raging River officers, employees and consultants ceases (on a termination without cause basis) as of the Effective Time.

(b)
As soon as reasonably practicable and no later than 10 Business Days prior to the Effective Date, Baytex and Raging River shall identify and confirm, acting reasonably, which, if any, officers and employees of Raging River (the "Terminated Employees") will be terminated at the Effective Time (or such other time as may be agreed to by Baytex and Raging River). All officers and employees of Raging River who are not terminated at the Effective Time (the "Continuing Employees") will continue in their employment with Raging River or will be offered continued employment with Baytex or an affiliate thereof following the Effective Date on substantially the same or more favourable terms to the officer or employee than the current terms of such officer's or employee's employment with Raging River.

(c)
Any Terminated Employee will be entitled to receive the Raging River Severance Amount in respect of such officer or employee at the Effective Time (or such other time as may be agreed to by Baytex and Raging River). Subject to Subsection 2.7(d), all Continuing Employees will be entitled to be paid the Raging River Retention Bonus on the following basis: (i) fifty percent (50%) of such Raging River Retention Bonus will be payable at the Effective Time provided such employee has not voluntarily resigned or been terminated with cause prior to the Effective Time; and (ii) the remaining fifty percent (50%) of such Raging River Retention Bonus will be payable on the earlier of such future date as mutually agreed to by Baytex and Raging River prior to the Effective Time, or the date of termination without cause provided such employee has not voluntarily resigned or been terminated with cause prior to such future date.

(d)	The payment of any Raging River Severance Amount in accordance with this Section 2.7 shall be conditional on the execution of releases by such individuals in accordance with Subsection 3.2(r).

(e)
Any officer or employee of Raging River who voluntarily resigns or is terminated for just cause prior to the Effective Time shall not be eligible for or entitled to, and shall not be paid, any of the Raging River Severance Amount or Raging River Retention Bonus or any other amount on account of notice of termination, termination pay or severance pay for any reason, except with the consent of Baytex.

2.8	Baytex Officers and Employees

(a)
Baytex has disclosed in writing on or prior to the Agreement Date the manner in which Baytex would calculate the Baytex Employee Obligations for officers, employees and consultants, assuming the employment or service of such Baytex officers, employees and consultants ceases (on a termination without cause basis) as of the Effective Time.

(b)
As soon as reasonably practicable following the Agreement Date and in any event no later than 10 Business Days prior to the Effective Date, Baytex and Raging River shall agree, acting reasonably, on the identities of the officers of Baytex following the Effective Date provided such officers will include, without limitation, the officers identified in the joint news release of the Parties announcing the transactions contemplated hereby issued on or after the Agreement Date; any current officers of Baytex who are not to be officers of Baytex following the Effective Date shall be entitled to receive the settlement payment payable on a "Change of Control" in accordance with the provisions of such officer's Baytex Employment Agreement which will be paid out at the Effective Time subject to such officers executing resignations and releases in accordance with Subsection 3.1(s).

(c)
The Parties acknowledge and agree that any Baytex officer, employee or consultant whose employment with Baytex will not continue following the Effective Date and who is not employed pursuant to a Baytex Employment Agreement shall be entitled, subject to the execution of releases by such individuals in accordance with Subsection 3.1(s), to receive total severance and change of control payments determined in the manner contemplated by Subsection 2.8(a).

(d)
Any employee of Baytex who voluntarily resigns or is terminated for just cause prior to the Effective Time shall not be paid any amount on account of notice of termination, termination pay or severance pay for any reason, except with the consent of Raging River.

2.9	Indemnities, Directors' and Officers' Insurance and Raging River Agreements and Undertakings

(a)
Baytex agrees that, after the Effective Time, Raging River and any successor to Raging River will not take any action to terminate or adversely affect, and will fulfill its obligations pursuant to, indemnities provided or available to or in favour of past and present officers and directors of Raging River pursuant to the provisions of the articles, by-laws or other constating documents of Raging

River, applicable corporate legislation and any written indemnity agreements (and each of them), which have been entered into between Raging River and its past or current officers or directors effective on or prior to the Agreement Date.

(b)
Baytex will maintain or cause to be maintained in effect for six years from the Effective Time, policies of directors' and officers' liability insurance providing coverage comparable to the coverage provided by the directors' and officers' policies obtained by Raging River that is in effect immediately prior to the Effective Time and providing coverage in respect of claims arising from facts or events that occurred on or prior to the Effective Time and which will cover all claims made prior to the Effective Date or within six years of the Effective Date. Prior to the Effective Time, Raging River may, in the alternative, purchase run off directors' and officers' liability insurance for the benefit of its officers and directors having a coverage period of up to six years from the Effective Time, and in such event Baytex will not have any further obligation under this Subsection 2.9(b) provided that such amount shall not be included in the Raging River Transaction Costs.

2.10	Applicable U.S. Securities Laws
The Arrangement shall be structured and executed such that, assuming the Court considers the fairness of the terms and conditions of the Arrangement and grants the Final Order, the issuance of the Baytex Shares issuable to Raging River Shareholders under the Arrangement will not require registration under the U.S. Securities Act, in reliance upon Section 3(a)(10) thereof. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement as set out in this Section 2.10.

2.11	Withholdings Obligations
Raging River, Raging River Subco, Baytex and the Depositary shall be entitled to deduct or withhold from any dividend or consideration payable to any Raging River Shareholder, such amounts as Raging River, Raging River Subco, Baytex or the Depositary is required to deduct or withhold with respect to such payment under the Tax Act or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts or consideration (or the value of such consideration) are so deducted or withheld, such deducted or withheld amounts or consideration (or the value of such consideration) shall be treated, for all purposes hereof, as having been paid to the Raging River Shareholders in respect of whom such deduction or withholding was made, provided that such deducted or withheld amounts or consideration (or the value of such consideration) are actually remitted to the appropriate Governmental Authority. Any of Raging River, Raging River Subco, Baytex or the Depositary is hereby authorized to sell or otherwise dispose of any share consideration as is necessary to provide sufficient funds to Raging River, Raging River Subco, Baytex or the Depositary, as the case may be, to enable it to comply with all deduction or withholding requirements applicable to it, and Raging River, Raging River Subco, Baytex and the Depositary shall notify the holder thereof and remit to the holder thereof any unapplied balance of the net proceeds of such sale.
ARTICLE 3
COVENANTS

3.1	Covenants of Baytex
From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8, except as otherwise expressly permitted or specifically contemplated by this Agreement or as otherwise required by Applicable Laws or except with the prior written consent of Raging River (such consent not to be unreasonably withheld or delayed):

(a)
Baytex shall conduct its business in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any oil or natural gas property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use commercially reasonable efforts to maintain and preserve its business, assets, properties and goodwill and maintain satisfactory business relationships with suppliers, distributors, customers and others having business relationships with it;

(b)
Baytex shall not, directly or indirectly, do or permit any of the following to occur: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on settlement of the currently outstanding Baytex Performance Awards or Baytex Restricted Awards and except for the Baytex Awards granted in accordance with Subsection 2.6(c)), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Baytex or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Baytex Shares; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Baytex; (vii) pursue, complete or agree to complete any corporate disposition, or make any material change to the business, capital or affairs of Baytex; (viii) reduce the stated capital of any of its outstanding shares; (ix) pay, discharge or satisfy any material claims, liabilities or obligations; (x) terminate without cause or hire any employees, other than in the ordinary course of business; or (xi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Baytex shall execute and adhere to the Baytex Approved Capital Program and Budget (without regard to time or geographic limitations contained therein), unless otherwise agreed to by Raging River, and Baytex shall consult with Raging River, on a regular basis, in respect of the ongoing business and affairs of Baytex and keep Raging River apprised of all material developments relating thereto;

(d)
Baytex shall not, without the prior consultation with, and the prior written consent of, Raging River (not to be unreasonably withheld), directly or indirectly, except for expenditures considered necessary by Baytex, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect of property or the environment, or other than as contemplated by the Baytex Approved Capital Program and Budget: (i) sell, pledge, dispose of or encumber any assets having a value, or for consideration, in the aggregate in excess of $2,000,000, except production in the ordinary course of business; (ii) expend or commit to expend any amount with respect to any capital expenditure other than as contemplated by the Baytex Approved Capital Program and Budget in an aggregate amount in excess of $4,000,000; (iii) expend or commit to expend aggregate amounts in excess of $2,000,000 with respect to operating expenses, other than operating expenses incurred pursuant to the Arrangement or this Agreement; (iv) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership, trust or other business organization or division thereof that is not a subsidiary or affiliate of Baytex as of the Agreement Date, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets having aggregate acquisition costs in excess of $4,000,000; (vi) incur or commit to incur any indebtedness for borrowed money in excess of existing credit facilities provided such indebtedness is as incurred otherwise in contemplation with the other provisions of this Subsection 3.1(d), or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or as otherwise contemplated by this Agreement; (vii) authorize, recommend or propose any release or relinquishment of any Material Contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing Material Contract or any material license, lease, production sharing agreement, government land concession or other material document; (ix) surrender, release or abandon the whole or any part of its assets (excluding oil and natural gas leases expiring in the ordinary course of business); (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions, except pursuant to Baytex's Hedging Instruments Risk Management Policy; (xi) enter into any non-arm's length transactions including with any officers, directors, employees or consultants of Baytex or transfer any property or assets of Baytex to any directors, officers, employees or consultants; (xii) reimburse or approve or authorize the reimbursement of any expenses (other than those incurred in the ordinary course of business consistent with past practices) of any officer, employee or consultant of Baytex; (xiii) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Baytex Financial Statements or otherwise in the ordinary course of business; (xiv) enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xv) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(e)
no member of the Baytex Group shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, except as is necessary to comply with Applicable Laws or the existing provisions of any such plans, programs, arrangements or agreements or as contemplated herein;

(f)
other than the payment of Baytex Employee Obligations upon completion of the Arrangement or as otherwise contemplated in this Agreement, neither Baytex nor any other member of the Baytex Group shall: (i) make any payment to any employee, officer, director or consultant outside of their ordinary and usual compensation for services provided, other than as contemplated herein; (ii) grant any officer, director, employee or consultant an increase in compensation in any form; (iii) grant any general salary increase; (iv) take any action with respect to the amendment of any severance, change of control or termination pay policies or arrangements for any directors, officers or employees, except as contemplated herein; (v) enter into or amend any existing employment, severance, termination or change of control agreement; (vi) adopt or amend any stock option plan or other equity compensation plan, including the Baytex Award Plan, or the terms of any outstanding awards or rights thereunder, except as disclosed in writing to Raging River by Baytex prior to the Agreement Date; nor (vii) advance any loan to any officer, director, employee, consultant or any other party not at arm's length;

(g)
Baytex will promptly provide to Raging River, for review by Raging River and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Baytex's obligations under Applicable Canadian Securities Laws and Applicable U.S. Securities Laws to make continuous disclosure and timely disclosure of material information, and Raging River agrees to keep such information confidential until it is filed as part of the Baytex Public Record;

(h)
each member of the Baytex Group, as applicable, shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Baytex shall consult with Raging River with respect to all such matters prior to taking any action in respect thereof;

(i)
no member of the Baytex Group shall take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(j)	Baytex will promptly notify Raging River in writing of:

(i)
any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of any member of the Baytex Group or the Arrangement;

(ii)
all material matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Baytex, threatened, against any member of the Baytex Group or related to the Arrangement;

(iii)
any circumstance or development that, to the knowledge of Baytex, would have a material adverse effect on the Baytex Group (taken as a whole) or which might reasonably be expected to impede, interfere with or delay the Arrangement or prevent the completion of the Arrangement;

(iv)
any change affecting any representation or warranty provided by Baytex in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)
any change in any fact or matter disclosed in writing or included in any of the information provided to Raging River and its Representatives in the course of their evaluation of Baytex which would reasonably be considered material to Raging River in the context of this Agreement or which might materially impede the ability of Baytex to consummate the transactions contemplated hereby; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Baytex contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Raging River hereunder;

(k)	Baytex shall use its reasonable commercial efforts to obtain the written consent of its bankers, creditors and any other third parties to the extent required to permit the consummation of the

Arrangement or as otherwise contemplated hereby and shall provide a copy of each such consent to Raging River on or prior to the Effective Date;

(l)
Baytex will maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;

(m)	Baytex will maintain the listing of the Baytex Shares on the TSX and the NYSE;

(n)
Baytex will not amend, supplement or modify the engagement of its financial advisors, and other than CIBC World Markets Inc. and Scotia Capital Inc., neither Baytex nor the Baytex Board shall retain any financial advisor, broker, agent or finder, or pay or agree to pay or have Raging River pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated;

(o)
Baytex shall indemnify and save harmless Raging River and the directors, officers and agents of Raging River from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Raging River or any director, officer or agent of Raging River, may be subject or which Raging River, or any director, officer or agent of Raging River, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Baytex in the Circular;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Baytex in the Circular; or

(iii)	Baytex not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement, except that Baytex shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are caused by, any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Raging River Information included in the Circular or the negligence of Raging River or any director, officer or agent of Raging River or the failure of Raging River to comply with Applicable Law in connection with the transactions contemplated by this Agreement;

(p)
except for proxies and non-substantive communications with the holders of Baytex securities and communications that Baytex is required to keep confidential pursuant to Applicable Law, Baytex shall furnish promptly to Raging River, or Raging River's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Baytex from holders of Baytex securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Baytex Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies, in connection with the transactions contemplated by this Agreement;

(q)	Baytex shall use reasonable commercial efforts to cause the resignation of its directors who are not to form part of the Baytex Board after the Effective Time in accordance with Subsection 3.3(c);

(r)
Baytex will take all necessary action to assume all Raging River's obligations under (i) the Raging River Award Plan with respect to all Raging River Restricted Awards and Raging River Performance Awards which will remain outstanding following the Effective Date in accordance with Subsection 2.5(c)(ii); and (ii) the Raging River Old Option Plan and Raging River New Option Plan with respect to all Raging River Options granted thereunder which will remain outstanding following the Effective Date in accordance with Subsection 2.5(b);

(s)
Baytex shall use reasonable commercial efforts to secure releases, in a form and substance satisfactory to Raging River (or in the case of employees who have a form of release attached to their relevant employment agreement, in such form as is attached to such agreement) in favour of Baytex by each director who is not to form part of the Baytex Board after the Effective Time and any officer of Baytex or employee of Baytex who has received or will receive a severance or change of control payment as a result of the Arrangement;

(t)
consult with Raging River in fixing the date of the Baytex Meeting and the record date of the Baytex Meeting and not change such record date for the Baytex Shareholders entitled to vote at the Baytex Meeting in connection with any adjournment or postponement of the Baytex Meeting unless required by Law;

(u)
Baytex shall convene and hold the Baytex Meeting, at which meeting the Arrangement Resolution shall be submitted to the Baytex Shareholders entitled to vote upon such resolution for approval, and Baytex shall provide notice to Raging River of the Baytex Meeting and allow Raging River and its Representatives to attend such meeting;

(v)
subject to the terms of this Agreement, Baytex shall solicit proxies to be voted at the Baytex Meeting in favour of matters to be considered at the Baytex Meeting, including the Share Issuance Resolution and against any resolution submitted by any Baytex Shareholder that is inconsistent with such resolutions and the completion of any of the transactions contemplated by this Agreement and, if determined by Baytex in its sole discretion, acting reasonably, shall engage a proxy solicitation agent (provided that the costs of any such proxy solicitation agent will not form part of the Baytex Transaction Costs) to solicit proxies in favour of the Share Issuance Resolution and cooperate with any Persons engaged to solicit proxies in favour of the approval of the Share Issuance Resolution;

(w)
Baytex shall advise Raging River, as Raging River may reasonably request, and on a daily basis on each of the last ten Business Days prior to the proxy cutoff date for the Baytex Meeting, as to the aggregate tally of the proxies received by Baytex in respect of the Share Issuance Resolution and any other matters to be considered at the Baytex Meeting;

(x)	Baytex shall conduct the Baytex Meeting in accordance with the by-laws of Baytex and any instrument governing the Baytex Meeting, as applicable, and otherwise in accordance with Applicable Laws;

(y)
Baytex shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws;

(z)
Baytex shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any Applicable Laws and Baytex shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(aa)
Baytex shall: (i) duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable unless validly contested; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Returns; (iv) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (v) not agree to any extension of time for the filing of any Returns or with respect to the assessment or reassessment of Taxes; (vi) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Returns for a taxation year ending in 2016 and prior to the Agreement Date; and (viii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Baytex which are not due or payable prior to the Effective Date;

(bb)
Baytex shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of Raging River, such consent not to be unreasonably withheld;

(cc)
Baytex shall ensure that it has available funds to permit the payment of the Raging River Termination Fee having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(dd)
Baytex shall use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set out in Sections 5.1 and 5.3 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Baytex;

(ee)	Baytex shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement;

(ff)
Baytex will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it and will use its commercially reasonable efforts to assist Raging River in obtaining such orders and to carry out the intent or effect of this Agreement and the Arrangement;

(gg)	Baytex shall assist Raging River in the preparation of the Court documents related to the Interim Order and Final Order;

(hh)
subject to Laws, not file any material with, or make any submissions to, the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Raging River's prior written consent, such consent not to be unreasonably withheld or delayed; provided that nothing herein shall require Raging River to agree or consent to any decreased purchase price or other consideration or other modification or amendment to such filed or served materials that expands or increases Raging River's obligations, or diminishes or limits Raging River's rights, set forth in any such filed or served materials or under this Agreement;

(ii)
Baytex shall use its reasonable commercial efforts to ensure that it has sufficient funds available under its credit facilities to allow the amounts owing on Raging River's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement;

(jj)
Baytex will assist Raging River in securing all consents of third parties that are required to permit the inclusion of any reference to their names in, or in relation to, any Baytex Information included in the Circular, including by reason of their name being included in a document incorporated by reference in the Circular, or otherwise, and will provide copies of such consents to Raging River as soon as reasonably practicable;

(kk)
Baytex shall apply to the TSX for conditional approval of the listing of the Baytex Shares issuable pursuant to the Arrangement (including and without limitation, the Baytex Shares issuable on exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and Raging River Performance Awards which remain outstanding following the Effective Date in accordance with Subsections 2.5(b) and 2.5(c)(ii)) on the TSX and shall apply to the NYSE for approval of the listing of such Baytex Shares on the NYSE, and shall use all reasonable commercial efforts to obtain such conditional approval or approval, subject only to customary conditions for listing of such Baytex Shares, including receiving the approval of the Baytex Shareholders for the Share Issuance Resolution, prior to the mailing of the Circular;

(ll)
Baytex will make all filings and applications under Applicable Laws, including Applicable Canadian Securities Laws and Applicable U.S. Securities Laws, that are required to be made on the part of Baytex or, following the Effective Date, Raging River, in connection with the transactions contemplated herein and shall take all action that may be necessary to be in compliance, in all material respects, with such Applicable Laws; and

(mm)
Baytex will cause to be taken all necessary corporate action to allot and reserve for issuance the Baytex Shares to be issued in exchange for Raging River Shares (including those Raging River Shares issued pursuant to the Raging River Incentives) in connection with the Arrangement.

3.2	Covenants of Raging River
From the Agreement Date until the earlier of the Effective Time or the termination of this Agreement in accordance with Article 8 except as otherwise expressly permitted or specifically contemplated by this Agreement (including the Plan of Arrangement), or as otherwise required by Applicable Laws or except with the prior written consent of Baytex (such consent not to be unreasonably withheld or delayed):

(a)
Raging River shall conduct its business in the usual and ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any oil or natural gas property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and it shall use commercially reasonable efforts to maintain and preserve its business, assets, properties and goodwill and maintain satisfactory business relationships with suppliers, distributors, customers and others having business relationships with it;

(b)	Raging River shall not, directly or indirectly, do or permit any of the following to occur: (i) amend its constating documents (except as disclosed in the management information circular of Raging

River dated May 25, 2018); (ii) declare, set aside or pay any dividend or other distribution or make any other payment (whether in cash, shares or property) in respect of its outstanding shares; (iii) issue (other than on exercise or settlement of the currently outstanding Raging River Incentives and Raging River Incentives granted in accordance with Subsection 2.5(f)), grant, sell or pledge or agree to issue, grant, sell or pledge any securities of Raging River or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Raging River Shares (including without limitation any Raging River Incentives); (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of Raging River; (vii) pursue, complete or agree to complete any corporate disposition or make any material change to the business, capital or affairs of Raging River; (viii) reduce the stated capital of any of its outstanding shares; (ix) pay, discharge or satisfy any material claims, liabilities or obligations; (x) terminate without cause or hire any employees; or (xi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)
Raging River shall execute and adhere to the Raging River Approved Capital Program and Budget (without regard to time or geographic limitations contained therein), unless otherwise agreed to by Baytex, and Raging River shall consult with Baytex, on a regular basis, in respect of the ongoing business and affairs of Raging River and keep Baytex apprised of all material developments relating thereto;

(d)
Raging River shall not, without the prior consultation with, and the prior written consent of, Baytex (not to be unreasonably withheld), directly or indirectly, except for expenditures considered necessary by Raging River, acting reasonably, to preserve or protect the health or safety of individuals or to preserve or protect property or the environment, or other than as contemplated by the Raging River Approved Capital Program and Budget: (i) sell, pledge, dispose of or encumber any assets having a value, or for consideration, in the aggregate in excess of $2,000,000, except production in the ordinary course of business; (ii) expend or commit to expend any amount with respect to any capital expenditure other than as contemplated by the Raging River Approved Capital Program and Budget in an aggregate amount in excess of $4,000,000; (iii) expend or commit to expend aggregate amounts in excess of $2,000,000 with respect to operating expenses, other than operating expenses incurred pursuant to the Arrangement or this Agreement; (iv) acquire or agree to acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership, trust or other business organization or division thereof that is not a subsidiary or affiliate of Raging River as of the Agreement Date, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets having aggregate acquisition costs in excess of $4,000,000; (vi) incur or commit to incur any indebtedness for borrowed money in excess of existing credit facilities provided such indebtedness is as incurred otherwise in contemplation with the other provisions of this Subsection 3.2(d), or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or as otherwise contemplated by this Agreement; (vii) authorize, recommend or propose any release or relinquishment of any Material Contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing Material Contract or any material license, lease, production sharing agreement, government land concession or other material document; (ix) surrender, release or abandon the whole or any part of its assets (excluding oil and natural gas leases expiring in the ordinary course of business); (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any non-arm's length transactions including with any officers, directors, employees or consultants of Raging River or transfer any property or assets of Raging River to any directors, officers, employees or consultants; (xii) reimburse or approve or authorize the reimbursement of any expenses (other than those incurred in the ordinary course of business consistent with past practices) of any officer, employee or consultant of Raging River; (xiii) pay, discharge or satisfy any material claims, liabilities or obligations other than as reflected or reserved against in the Raging River Financial Statements or otherwise in the ordinary course of business; (xiv) enter into any agreements for the sale of production having a term of more than 30 days; (xv) enter into any consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xvi) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(e)
other than to permit accelerated vesting of currently outstanding Raging River Incentives as contemplated by this Agreement, no member of Raging River shall adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, stock option plan, fund or arrangement for the benefit of employees, except as is necessary to comply with Applicable Laws or the existing provisions of any such plans, programs, arrangements or agreements or as contemplated herein;

(f)
other than the payment of Raging River Employee Obligations upon completion of the Arrangement or as otherwise contemplated in this Agreement, neither Raging River nor any other member of Raging River shall: (i) make any payment to any employee, officer, director or consultant outside of their ordinary and usual compensation for services provided, other than as contemplated herein; (ii) grant any officer, director, employee or consultant an increase in compensation in any form; (iii) grant any general salary increase; (iv) take any action with respect to the amendment of any severance, change of control or termination pay policies or arrangements for any directors, officers or employees, except as contemplated herein; (v) enter into or amend any existing employment, severance, termination or change of control agreement; (v) adopt or amend (other than to permit accelerated vesting of currently outstanding Raging River Incentives as contemplated by this Agreement) any stock option plan or other equity compensation plan, including the Raging River Old Option Plan, Raging River New Option Plan, Raging River Award Plan or Raging River DSU Plan, or the terms of any outstanding options or rights thereunder; nor (vi) advance any loan to any officer, director, employee, consultant or any other party not at arm's length;

(g)
Raging River will promptly provide to Baytex, for review by Baytex and its counsel, prior to filing or issuance of the same, any proposed public disclosure document, including without limitation, any news release or material change report, subject to Raging River's obligations under Applicable Canadian Securities Laws to make continuous disclosure and timely disclosure of material information, and Baytex agrees to keep such information confidential until it is filed as part of the Raging River Public Record;

(h)
Raging River shall use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equivalent to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect and shall pay all premiums in respect of such insurance policies that become due prior to the Effective Date and Raging River shall consult with Baytex with respect to all such matters prior to taking any action in respect thereof;

(i)
Raging River shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement, or that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(j)	Raging River will promptly notify Baytex in writing of:

(i)
any material Governmental Authority or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated) in respect of Raging River or the Arrangement;

(ii)
all material matters relating to material claims, actions, enquiries, applications, suits, demands, arbitrations, charges, indictments, hearings or other civil, criminal, administrative or investigative proceedings, or other investigations or examinations pending or, to the knowledge of Raging River, threatened, against Raging River or related to the Arrangement;

(iii)
any circumstance or development that, to the knowledge of Raging River, would have a material adverse effect on Raging River or which might reasonably be expected to impede, interfere with or delay the Arrangement or prevent the completion of the Arrangement;

(iv)
any change affecting any representation or warranty provided by Raging River in this Agreement where such change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect; and

(v)
any change in any fact or matter disclosed in writing or included in any of the information provided to Baytex and its Representatives in the course of their evaluation of Raging River which would reasonably be considered material to Baytex in the context of this Agreement or which might materially impede the ability of Raging River to consummate the transactions contemplated hereby; provided that the delivery of any such notification will not modify, amend or supersede any fact or matter disclosed in writing or included in such information or any representation or warranty of Raging River contained in this Agreement or in any certificate or other instrument delivered in connection herewith and will not affect any right of Baytex hereunder;

(k)
Raging River shall use its reasonable commercial efforts to obtain the written consent of its bankers, creditors and any other third parties to the extent required to permit the consummation of the Arrangement or as otherwise contemplated hereby and shall provide a copy of each such consent to Baytex on or prior to the Effective Date;

(l)
Raging River will maintain its status as a "reporting issuer" (or similarly designated entity) not in default under the securities legislation in force in all provinces of Canada where it is a reporting issuer at the Agreement Date;

(m)	Raging River will maintain the listing of the Raging River Shares on the TSX;

(n)	Raging River will not amend, supplement or modify the engagement of its financial advisors, and other than National Bank Financial and GMP Securities L.P., neither Raging River nor the Raging

River Board shall retain any financial advisor, broker, agent or finder, or pay or agree to pay or have Baytex pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated;

(o)
prior to the Effective Date, Raging River shall cooperate with Baytex in making application to list the Baytex Shares to be issued pursuant to the Arrangement (including and without limitation, the Baytex Shares issuable on exercise or vesting and settlement of the Raging River Options, Raging River Restricted Awards and Raging River Performance Awards which remain outstanding following the Effective Date in accordance with Subsections 2.5(b) and 2.5(c)(ii)) on the TSX and the NYSE;

(p)	Raging River will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to it;

(q)
Raging River shall indemnify and save harmless Baytex and the directors, officers and agents of Baytex from and against any and all liabilities, claims, demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Baytex or any director, officer or agent of Baytex, may be subject or which Baytex, or any director, officer or agent of Baytex, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of:

(i)	any misrepresentation or alleged misrepresentation by Raging River in the Circular;

(ii)
any order made or any inquiry, investigation or proceeding by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation by Raging River in the Circular; or

(iii)	Raging River not complying with any requirement of Applicable Laws in connection with the transactions contemplated in this Agreement, except that Raging River shall not be liable in any such case to the extent that any such liabilities, claims, demands, losses, costs, damages and expenses arise out of, or are caused by, any untrue statement or omission or alleged untrue statement or omission of a material fact or any misrepresentation or any alleged misrepresentation in the Circular that is based solely on the Baytex Information included in the Circular or the negligence of Baytex or any director, officer or agent of Baytex or the failure of Baytex to comply with Applicable Law in connection with the transactions contemplated by this Agreement;

(r)
except for proxies and non-substantive communications with the holders of Raging River securities and communications that Raging River is required to keep confidential pursuant to Applicable Law, Raging River shall furnish promptly to Baytex, or Baytex's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Raging River from holders of Raging River securities or regulatory agencies in connection with: (i) the Arrangement; (ii) the Raging River Meeting; (iii) any filings under Applicable Laws in connection with the transactions contemplated by this Agreement; and (iv) any dealings with stock exchanges or regulatory agencies in connection with the transactions contemplated by this Agreement;

(s)	Raging River shall use reasonable commercial efforts to cause the resignation of its directors effective at the Effective Time;

(t)
Raging River shall use reasonable commercial efforts to secure mutual releases, in a form and substance satisfactory to Baytex in favour of Baytex and Raging River by each director and each Terminated Employee;

(u)
consult with Baytex in fixing the date of the Raging River Meeting and the record date of the Raging River Meeting and not change such record date for the Raging River Shareholders entitled to vote at the Raging River Meeting in connection with any adjournment or postponement of the Raging River Meeting unless required by Law;

(v)
Raging River shall convene and hold the Raging River Meeting, at which meeting the Arrangement Resolution shall be submitted to the Raging River Shareholders entitled to vote upon such resolution for approval, and Raging River shall provide notice to Baytex of the Raging River Meeting and allow Baytex and its Representatives to attend such meeting;

(w)
subject to the terms of this Agreement, Raging River shall solicit proxies to be voted at the Raging River Meeting in favour of matters to be considered at the Raging River Meeting, including the Arrangement Resolution and against any resolution submitted by any Raging River Shareholder that is inconsistent with such resolutions and the completion of any of the transactions contemplated by this Agreement and, if determined by Raging River in its sole discretion, acting reasonably, shall engage a proxy solicitation agent (provided that the costs of any such proxy solicitation agent will not form part of the Raging River Transaction Costs) to solicit proxies in favour of the Arrangement Resolution and cooperate with any Persons engaged to solicit proxies in favour of the approval of the Arrangement Resolution;

(x)
Raging River shall advise Baytex, as Baytex may reasonably request, and on a daily basis on each of the last ten Business Days prior to the proxy cutoff date for the Raging River Meeting, as to the aggregate tally of the proxies received by Raging River in respect of the Arrangement Resolution and any other matters to be considered at the Raging River Meeting;

(y)
Raging River shall conduct the Raging River Meeting in accordance with the by-laws of Raging River and any instrument governing the Raging River Meeting (including without limitation, the Interim Order), as applicable, and otherwise in accordance with Applicable Laws;

(z)
Raging River shall make all filings and applications under Applicable Laws that are required to be made by it in connection with the Arrangement and shall take all reasonable commercial action necessary to be in compliance, in all material respects, with such Applicable Laws;

(aa)
Raging River shall promptly advise Baytex of the number of Raging River Shareholders for which Raging River receives notices of dissent or written objections to the Arrangement and provide Baytex with copies of such notices and written objections on an as received basis and subject to Applicable Laws, shall provide Baytex with an opportunity to review and comment upon any written communications proposed to be sent by or on behalf of Raging River to any Raging River Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution and reasonable consideration shall be given to any comments made by Baytex and its counsel prior to sending any such written communications. Raging River shall not settle any claims with respect to Dissent Rights without the prior written consent of Baytex, not to be unreasonably withheld or delayed;

(bb)	Raging River shall continue to withhold from each payment to be made to any of its present or former employees (which includes officers) and directors and to all other Persons including, without limitation, all Persons who are non-residents of Canada for the purposes of the Tax Act, all amounts that are required to be so withheld by any Applicable Laws and Raging River shall remit such withheld amounts to the proper Governmental Authority within the times prescribed by such Applicable Laws;

(cc)
Raging River shall: (i) duly and on a timely basis file all Returns required to be filed by it and all such Returns will be true, complete and correct in all material respects; (ii) timely pay all Taxes which are due and payable unless validly contested; (iii) not make or rescind any material express or deemed election relating to Taxes, or file any amended Returns; (iv) not make a request for a Tax ruling or enter into a settlement agreement with any Governmental Authority; (v) not agree to any extension of time for the filing of any Returns or with respect to the assessment or reassessment of Taxes; (vi) not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; (vii) not change in any material respect any of its methods of reporting income, deductions or accounting for Tax purposes from those employed in the preparation of its Return for a taxation year ending in 2016 and prior to the Agreement Date; and (viii) properly reserve (and reflect such reserves in its books and records and financial statements) in accordance with past practice and in the ordinary course of business, for all Taxes accruing in respect of Raging River which are not due or payable prior to the Effective Date;

(dd)
Raging River shall not make any Tax filings outside the ordinary course of business, including making, amending or rescinding any Return, election or designation, without the consent of Baytex, such consent not to be unreasonably withheld;

(ee)
Raging River shall ensure that it has available funds to permit the payment of the Baytex Termination Fee having regard to its other liabilities and obligations, and will take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(ff)
Raging River shall use its reasonable commercial efforts to satisfy or cause the satisfaction of the conditions set out in Sections 5.1 and 5.2 as soon as reasonably practicable following execution of this Agreement to the extent that the satisfaction of the same is within the control of Raging River;

(gg)	Raging River shall take all commercially reasonable actions to give effect to the transactions contemplated by this Agreement; and

(hh)
Raging River shall make available to Baytex, and consents to the use of, all financial statements, reserve information and other information of Raging River which may be required to be disclosed by Baytex in any Baytex documents, including, without limitation, any business acquisition report, information circular or prospectus of Baytex, and any amendments thereto, as may be necessary or required under Applicable Canadian Securities Laws or Applicable U.S. Securities Laws. Such financial statements shall be prepared in accordance with GAAP. If required by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, such financial statements shall be audited or reviewed, as the case may be, by Raging River's auditors and Raging River shall use its reasonable commercial efforts to have its auditors and reserve engineers, to the extent required by Applicable Canadian Securities Laws or Applicable U.S. Securities Laws, provide the consent to the use of their reports and the use of their name in connection with any disclosure by Baytex of such financial statements and/or reserves reports.

3.3	Mutual Covenants Regarding the Arrangement

From the Agreement Date until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, each Party shall:

(a)	use its reasonable commercial efforts to complete the Arrangement on or before August 31, 2018;

(b)
use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable commercial efforts to:

(i)
obtain all waivers, consents and approvals from other parties to loan agreements, leases and other Contracts to which it is a party that may be necessary or desirable to permit the completion of the Arrangement on the terms contemplated hereby or required to maintain the Material Contracts in full force and effect following the Effective Time, in each case on terms that are reasonably satisfactory to the Parties;

(ii)
obtain all necessary consents, assignments, waivers and amendments to, or terminations of, any instruments or other documents to which it is a party, or by which it is bound, that may be necessary to permit it to carry out the transactions contemplated by this Agreement and to take such other steps and actions as may be necessary or appropriate to fulfill its obligations hereunder;

(iii)
oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(iv)
use all commercially reasonable efforts to cause each of the Baytex Supporting Shareholders and Raging River Supporting Shareholders to vote in favour of the Arrangement Resolution and the Share Issuance Resolution, as applicable, as required by and subject to the Baytex Support Agreements and the Raging River Support Agreements, respectively;

(c)
prior to (i) the date scheduled for the printing of the Circular, agree on the composition of the Baytex Board following the Effective Time, provided that unless otherwise agreed to by the Parties in writing, the Baytex Board immediately following the Effective Time shall: (A) have no more than 10 members, (B) be comprised of six current representatives from the Baytex Board (to be determined by Baytex in its sole discretion, subject to the limitations specified in (C) and (D) below) and the following four representatives from the Raging River Board: Neil Roszell, Gary Bugeaud, Kevin Olson and David Pearce, (C) have at least one member who is a woman, and (D) have no more than two non-independent members (as determined in accordance with Applicable Canadian Securities Laws); and (ii) the date that is 10 Business Days prior to the Effective Date, agree on the committees of the Baytex Board that will exist following the Effective Time and the composition of such committees;

(d)
as soon as reasonably practicable following the Agreement Date and in any event no later than 10 Business Days prior to the Effective Date, Baytex and Raging River shall agree, acting reasonably, on the names and positions of the officers of Baytex following the Effective Date provided such officers will include, without limitation, the officers identified in the joint news release of the Parties announcing the transactions contemplated hereby issued on or after the Agreement Date;

(e)	in connection with the Competition Act Approval:

(i)
Baytex and Raging River shall as promptly as reasonably practicable and in any event within 10 Business Days of the Agreement Date, duly file with the Commissioner a request for an ARC pursuant to Section 102 of the Competition Act and supply the Commissioner with such additional information as the Commissioner may request. Baytex shall have the primary responsibility for the preparation and submission of a request for an ARC pursuant to Section 102 of the Competition Act. Baytex and Raging River shall respond as promptly as reasonably practicable under the circumstances to any inquiries received from the Commissioner for additional information or documentation;

(ii)
the Parties shall coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with the Competition Act Approval, including providing each other with advance copies and reasonable opportunities to comment on all filings made to the Commissioner and any additional or supplementary information supplied pursuant thereto in respect of the Competition Act, and all notices and correspondence received from the Commissioner with respect to any filings under the Competition Act and shall consider in good faith their respective comments on all draft filings;

(iii)
no Party may participate in any substantive meeting or discussion (whether in person, by telephone or otherwise) with the Commissioner in respect of obtaining or concluding the Competition Act Approval without the participation or consent of the Other Party; and

(iv)
if an ARC or No-Action Letter is not received within 14 Business Days of the filing of the request for an ARC pursuant to Section 3.3(e)(i) above, either Party may, acting reasonably, give notice to the other of its intention to file a premerger notification form pursuant to Section 114(1) of the Competition Act, in which case each Party shall file a premerger notification form as soon as reasonably practical following such notice of intention to file;

(f)
use its reasonable commercial efforts to effect all necessary registrations and filings and submissions of information requested by Governmental Authorities or required to be effected or submitted by it in connection with the Arrangement, including, without limitation, under the Competition Act as set out above in Subsection 3.3(e), and to obtain all necessary consents, waivers and approvals required to be obtained by it in connection with the Arrangement, and each of Baytex and Raging River will use its reasonable commercial efforts to cooperate with the other in connection with the performance by the Other Party of its obligations under this Subsection 3.3(f) including, without limitation, assisting with the preparation and filing of any applications and continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Baytex and Raging River, subject in all cases to the Raging River Confidentiality Agreement and Baytex Confidentiality Agreement;

(g)
notwithstanding any other provision in this Agreement, (including Subsections 3.3(e)(ii), 3.3(f) and 3.3(h)) except as otherwise required by Applicable Law, where either Baytex or Raging River, as the case may be, is obligated to provide information that it deems, acting reasonably, to be competitively sensitive information to the Other Party in connection with the Competition Act Approval, Baytex or Raging River, as the case may be, shall provide such competitively sensitive information only to the external legal counsel of the Other Party or to external experts hired by external counsel to Baytex or Raging River (or both) on the basis that such competitively sensitive information shall not be shared by such counsel or external experts with any other Person other than external counsel and external experts for the Other Party and the Commissioner, provided that the disclosing Party also provides the Other Party with a redacted version of any such application, notice, filing, submissions, undertakings, correspondence or communications (including responses to requests for information and inquiries from any Governmental Authority) which does not contain any such competitively sensitive or other restricted information; and

(h)
use its reasonable commercial efforts to cooperate with the Other Party in connection with the performance by the Other Party of its obligations under this Agreement including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between Representatives of Baytex and Raging River, subject in all cases to the Baytex Confidentiality Agreement or Raging River Confidentiality Agreement, as applicable.

3.4	Covenants Regarding Non-Solicitation

(a)
Each Party shall, and shall cause its respective subsidiaries and its and their officers, directors, employees, advisors, representatives and agents ("Representatives"), as applicable, to: (i) immediately cease and cause to be terminated all existing solicitations, encouragements, discussions or negotiations (including, without limitation, through any of the Representatives of such Party), if any, with any third parties (other than the Other Party) initiated before the Agreement Date with respect to any Acquisition Proposal; (ii) as and from the Agreement Date until termination of this Agreement pursuant to Article 8, discontinue providing access to and disclosure of any of its confidential information and not allow or establish further access to any of its confidential information, or any data room, virtual or otherwise; (iii) (pursuant to and in accordance with each applicable confidentiality agreement) promptly request the return or destruction of all information provided to any third parties that have entered into a confidentiality agreement with such Party and the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Party or any of its subsidiaries, and shall use reasonable commercial efforts to cause such requests to be honoured; and (iv) not release, waive, terminate or otherwise forbear in the enforcement of, amend or modify, or enter into or participate in any discussions, negotiations or agreements to release, waive or otherwise forbear or amend or modify, in respect of, any rights or other benefits under any confidentiality agreements to which such Party is a party, including, without limitation, any "standstill provisions" thereunder; except, in respect of (ii) and (iii) above, as in the circumstances disclosed in writing to Raging River by Baytex prior to the Agreement Date. Each Party undertakes to enforce all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it has entered into prior to the Agreement Date.

(b)	Neither Party shall, directly or indirectly, do, nor authorize or permit any of its Representatives to do, any of the following:

(i)
solicit, assist, initiate or knowingly facilitate or encourage or take any action to solicit or knowingly facilitate, initiate, entertain or encourage any Acquisition Proposal, or engage in any communication regarding the making of any proposal or offer that constitutes or may constitute or may reasonably be expected to lead to an Acquisition Proposal, including, without limitation, by way of furnishing information or access to properties, facilities or books and records;

(ii)	withdraw or modify, or propose to withdraw or modify, in any manner adverse to the Other Party, the Raging River Board Recommendation or the Baytex Board Recommendation, as applicable;

(iii)	make any public announcement or take any other action inconsistent with the Raging River Board Recommendation or Baytex Board Recommendation, as applicable;

(iv)
enter into or participate in any negotiations or any discussions regarding an Acquisition Proposal, or furnish or provide access to any information with respect to such Party's securities, business, properties, operations or conditions (financial or otherwise) in connection with or in furtherance of an Acquisition Proposal, or otherwise cooperate in any way with, or assist or knowingly participate in, facilitate or encourage, any effort or attempt of any other Person to do or seek to do any of the foregoing;

(v)	accept, recommend, approve, agree to, endorse or propose publicly to accept, recommend, approve, agree to or endorse any Acquisition Proposal; or

(vi)
accept, approve, endorse or enter into (other than a confidentiality agreement permitted by and in accordance with Subsection 3.4(b)(vii)) or publicly propose to accept, approve, endorse or enter into any agreement, understanding or arrangements (including any letter of intent or agreement in principle) in respect of or in any way related to any Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that Baytex or Raging River, as applicable, completes the transactions contemplated hereby;

provided, however, that notwithstanding any other provisions of Subsection 3.4(a)(ii) or this Subsection 3.4(b), each Party and its Representatives may:

(vii)
at any time prior to obtaining the approval of the Raging River Shareholders of the Arrangement Resolution or prior to obtaining the approval of the Baytex Shareholders of the Share Issuance Resolution, as applicable, enter into, or participate in, any discussions or negotiations with an arm's length third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by such Party or any of its Representatives) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement, as applicable (provided that such confidentiality agreement shall provide for the disclosure thereof, along with the information provided thereunder, to the Other Party), may furnish to such third party information concerning such Party and its business, affairs, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made an unsolicited written bona fide Acquisition Proposal and the board of directors of such Party determines in good faith: (1) that funds or other consideration necessary for the consummation of such Acquisition Proposal are available or, as demonstrated to the board of directors of such Party, acting in good faith, that adequate financing arrangements will be in place to ensure that the third party will have the funds or other consideration necessary for the consummation of the Acquisition Proposal, if any; (2) that complies with Applicable Canadian Securities Laws and did not result from or involve a breach of this Agreement or any agreement between the Person making such Acquisition Proposal and the Party that is the subject of the Acquisition Proposal or any of its subsidiaries; (3) that is not subject to any due diligence or access condition, other than to permit access to the books, records or personnel of such Party which is not more extensive than that which would customarily be provided for confirmatory due diligence purposes; (4) that the board of directors of such Party and any relevant committee thereof has determined in good faith (after receipt of advice from a financial advisor and outside legal counsel) is reasonably capable of completion within a time frame that is reasonable in the circumstances taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal; (5) after consultation with its financial advisor, that the Acquisition Proposal would if consummated in accordance with its terms (but not assuming away any risks of non-completion), result in a transaction financially superior for the shareholders of such Party than the transaction contemplated by this Agreement in its current form (including taking into account any modifications to this Agreement proposed by the Other Party as contemplated by Subsection 3.4(d)); and (6) after receiving the advice of outside legal counsel, as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors of such Party in the discharge of its fiduciary duties under Applicable Laws (a "Superior Proposal");

(B)	the Party has been, and continues to be, in compliance with its obligations under this Section 3.4; and

(C)
prior to furnishing such information to or entering into or participating in any such negotiations or initiating any discussions with such third party, the Party provides written notice to the Other Party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such Person or entity and provides to the Other Party the information required to be provided under Subsection 3.4(d);

(viii)
comply with Division 3 of National Instrument 62-104 — Take-Over Bids and Issuer Bids and similar provisions under Applicable Canadian Securities Laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(ix)
at any time prior to obtaining the approval of the Raging River Shareholders of the Arrangement Resolution or prior to obtaining the approval of the Baytex Shareholders of the Share Issuance Resolution, as applicable, withdraw any approval or recommendation contemplated by Subsection 3.4(b)(ii) and accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party but only if prior to such acceptance, recommendation, approval or implementation, (A) the board of directors of such Party shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by Subsection 3.4(d) and after receiving the advice of its financial advisor and outside legal counsel, as reflected in minutes of the board of directors of such Party, that the taking of such action is necessary for the board of directors in the discharge of its fiduciary duties under Applicable Laws, (B) such Party complies with its obligations set out in Subsection 3.4(d), and (C) such Party terminates this Agreement in accordance with Subsection 8.1(g) or 8.1(h), as applicable, and concurrently therewith pays the amount required by Section 6.1 or 6.2, as applicable.

(c)
Any Party in receipt of an Acquisition Proposal or any request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records, except as in the circumstances disclosed in writing to Raging River by Baytex prior to the Agreement Date (the "Receiving Party") shall promptly (and in any event within 24 hours of receipt by such Party) notify the Other Party ("Responding Party") (at first orally and then in writing) of any Acquisition Proposal (or any amendment thereto) or any amendments to the foregoing received by the Receiving Party. Such notice shall include a copy of any written Acquisition Proposal (and any amendment thereto) or any such request (which request may be reasonably considered to be in furtherance of, or in relation to, an Acquisition Proposal) for non-public information relating to the Receiving Party or its properties, facilities, books or records received by the Receiving Party or, if no written Acquisition Proposal has been received, a description of the material terms and conditions of, and the identity of the Person making any inquiry, proposal or offer or request (to the extent then known by the Receiving Party). The Receiving Party shall also provide such further and other details of the Acquisition Proposal, request or any amendment thereto as the Responding Party may reasonably request (to the extent then known by the Receiving Party). The Receiving Party shall keep the Responding Party fully informed of the status, including any change to material terms, of any Acquisition Proposal, request or any amendment thereto, shall respond promptly to all reasonable inquiries by the Responding Party with respect thereto, and shall provide to the Responding Party copies of all material correspondence and other written material sent to or provided to the Receiving Party by any Person in connection with such inquiry, proposal, offer or request or sent or provided by the Receiving Party to any Person in connection with such inquiry, proposal, offer or request.

(d)
Following receipt of a Superior Proposal, the Receiving Party shall give the Responding Party, orally and in writing, at least 72 hours advance notice of any decision by its board of directors to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall (i) confirm that the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) identify the third party making the Superior Proposal; (iii) confirm that the entering into of a definitive agreement to implement such Superior Proposal is not subject to any due diligence or access condition; and (iv) confirm that a definitive agreement to implement such Superior Proposal has been settled between the Receiving Party and such third party in all material respects (including in respect of the value and financial terms) and the value ascribed to any non-cash consideration offered under such Acquisition Proposal, and the Receiving Party will concurrently provide a true and complete copy thereof, together with all supporting materials, including any financing documents supplied to the Receiving Party in connection therewith, and will thereafter promptly provide any amendments thereto, to the Responding Party. During the 72 hour period commencing on the delivery of such notice, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change the Raging River Board Recommendation or Baytex Board Recommendation, as applicable. In addition, during such 72 hour period, the Receiving Party shall, and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors (subject to the final sentence of this paragraph) to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement, as amended, rather than the Superior Proposal. In the event the Responding Party confirms in writing its commitment to amend this Agreement, and the proposed adjustments to the terms and conditions hereof, to provide a transaction financially superior for the Receiving Party Shareholders than the Superior Proposal and so advises the board of directors of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the Receiving Party shall review the proposed adjustments to the terms and conditions of this Agreement and the Arrangement in good faith in order to determine whether such proposed adjustments would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and if it so concludes, shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change the Raging River Board Recommendation or Baytex Board Recommendation, as applicable. Notwithstanding the foregoing, and for greater certainty, the Responding Party shall have no obligation to make or negotiate any changes to this Agreement in the event that the Receiving Party is in receipt of a Superior Proposal. The Receiving Party acknowledges that each successive material modification of any Superior Proposal that results in an increase in the consideration (or the value thereof) to be received by the Receiving Party's shareholders or other material terms or conditions shall constitute a new Superior Proposal for purposes of the requirement under this Subsection 3.4(d) to initiate a new 72 hour notice period.

(e)
The Baytex Board or the Raging River Board shall reaffirm the Raging River Board Recommendation or Baytex Board Recommendation, as applicable, by news release promptly, and in any event within 72 hours of being requested to do so by the Other Party (or in the event that the Baytex Meeting or Raging River Meeting to approve the Shares Issuance Resolution or the Arrangement Resolution, respectively, is scheduled to occur within such 72 hour period, prior to the scheduled date of such meeting), in the event that (i) any Acquisition Proposal is publicly announced unless the board of directors of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal in accordance with this Section 3.4; or (ii) the Parties have entered into an amended agreement pursuant to Subsection 3.4(d) that results in any Acquisition Proposal not being a Superior Proposal. The Receiving Party shall provide the Responding Party and its outside legal counsel with a reasonable opportunity to review the form and content of any such news release and shall make all reasonable amendments to such news release as requested by the Responding Party and its counsel.

(f)
Each of Baytex and Raging River agree that all information that may be provided to it by the Other Party with respect to any Superior Proposal pursuant to this Section 3.4 shall be treated as if it were "Evaluation Material" as that term is defined in the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement, as applicable, and such information shall not be disclosed or used except in accordance with the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

(g)	Each Party shall ensure that its Representatives are aware of the provisions of this Section 3.4. Each Party shall be responsible for any breach of this Section 3.4 by its Representatives.

3.5	Access to Information

(a)
From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, each of Baytex and Raging River shall, subject to compliance with Applicable Laws and the Baytex Confidentiality Agreement and Raging River Confidentiality Agreement and upon reasonable notice, provide the Other Party and its Representatives access, during normal business hours and at such other time or times as the Other Party may reasonably request, to its premises (including field offices and sites), books, Contracts, Returns, records, computer systems, properties, employees and management personnel and shall furnish promptly to the Other Party all information concerning its business, properties, operations and personnel as the Other Party may reasonably request in order to permit the Other Party to be in a position to expeditiously and efficiently integrate the business and operations of Raging River and Baytex immediately upon but not prior to the Effective Date. From and after the Agreement Date until the earlier of the Effective Time and the termination of this Agreement, each Party agrees to keep the Other Party appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the Agreement Date that would reasonably be considered relevant and material to a prudent operator of the business and operations of such Party. From and after the Agreement Date until the Effective Time or the termination of this Agreement, each Party shall confer with the Other Party prior to taking action with respect to any material operational matters and hedging and marketing strategies involving its business and such Party shall update the Other Party as to all material matters following any weekly operations meetings held by such Party and, if requested by the Other Party, shall allow the Other Party's personnel to attend such weekly operations meetings.

(b)
Investigations made by or on behalf of a Party, whether under this Section 3.5 or otherwise, will not waive, diminish the scope of, or otherwise affect any representation or warranty made by the Other Party in this Agreement.

(c)
The Parties acknowledge and agree that all information provided by Raging River to Baytex or Baytex to Raging River (or any of its Representatives) pursuant to this Section 3.5 shall be considered to be "Evaluation Material" for purposes of the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement, as applicable, and shall be subject to the Raging River Confidentiality Agreement or Baytex Confidentiality Agreement, as applicable.

3.6	Pre-Acquisition Reorganization
Notwithstanding any other provisions of this Agreement, Baytex shall be permitted to complete the Pre-Acquisition Reorganization provided that: (a) Baytex provides details of the Pre-Acquisition Reorganization to Raging River and its advisors; (b) such Pre-Acquisition Reorganization does not have the effect of reducing the consideration to be received under the Arrangement by any of the Raging River Shareholders; (c) such Pre-Acquisition Reorganization does not impose any incremental tax obligations on the Raging River Shareholders in connection with the Arrangement or a Pre-Acquisition Reorganization; or (d) such Pre-Acquisition Reorganization, in the opinion of Raging River or its advisors, acting reasonably, will not have a material adverse effect on Baytex. "Pre-Acquisition Reorganization" means any reorganization of the corporate structure, capital structure, business, operations and assets of the Baytex Group prior to the completion of the Arrangement.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of Baytex

Baytex hereby makes the representations and warranties set out in this Section 4.1 to, and in favour of, Raging River and acknowledges that Raging River is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Organization and Qualification. Each of Baytex, Baytex Energy Ltd. and Baytex Energy USA, Inc. has been duly incorporated and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Each of Baytex, Baytex Energy Ltd. and Baytex Energy USA, Inc. is duly registered or authorized to conduct its affairs or do business, as applicable, and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on the Baytex Group (taken as a whole).

(b)
Partnership Organization. Baytex Energy Partnership has been properly created and organized and is validly existing as a general partnership under the laws of the Province of Alberta and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted.

(c)
Authority Relative to this Agreement. Baytex has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Baytex of the transactions contemplated by the Arrangement have been duly authorized by the Baytex Board and no other proceedings on the part of Baytex are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Share Issuance Resolution by Baytex Shareholders and approval of the Circular and matters relating to the Baytex Meeting by the Baytex Board. This Agreement has been duly executed and delivered by Baytex and constitutes a legal, valid and binding obligation of Baytex enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. Each of the Contracts, agreements and instruments required by this Agreement to be delivered by it will, at the Effective Time, have been duly executed and delivered by it and (assuming due execution and delivery by the other parties thereto) will at the Effective Time be enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)
Subsidiaries. Baytex has no subsidiaries, other than the other members of the Baytex Group. Baytex Energy Ltd., Baytex Energy USA, Inc. and Baytex Energy Partnership are the only subsidiaries of Baytex who individually have total assets representing 10% or more of the consolidated assets of the Baytex Group or who individually had annual revenue in any of the last three financial years representing 10% or more of the consolidated revenue of the Baytex Group. Baytex owns, directly or indirectly, all of the outstanding voting and equity securities of each of Baytex Energy Ltd., Baytex Energy USA, Inc. and Baytex Energy Partnership and all of the outstanding shares and all other ownership interests in such subsidiaries are duly authorized, validly issued and fully paid and non-assessable, and all such shares and other ownership interests are held directly or indirectly by Baytex, are owned by Baytex free and clear of all Encumbrances (other than Permitted Encumbrances), except pursuant to restrictions on transfer contained in the constating documents of such subsidiaries. There are no rights of first refusal and similar rights restricting transfer of the Baytex Shares contained in shareholders, partnership, joint venture or similar agreements or pursuant to existing financing arrangements and there are no outstanding contractual or other obligations of any member of the Baytex Group to repurchase, redeem or otherwise acquire any of their respective securities or with respect to the voting or disposition of any outstanding securities of any of them.

(e)	No Violations. Except as contemplated by this Agreement:

(i)	neither the execution and delivery of this Agreement by Baytex nor the consummation of the transactions contemplated by the Arrangement nor compliance by Baytex with any of the provisions hereof will:

(A)
violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of any member of the Baytex Group or cause any indebtedness to come due before its stated maturity (or require Baytex to (or to offer to) purchase or redeem any outstanding debt) or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles, by-laws or other constating documents of any member of the Baytex Group; or (2) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which any member of the Baytex Group is a party or to which it, or any of their properties or assets, may be subject; or

(B)
subject to obtaining the requisite approvals of the Baytex Shareholders, the Raging River Shareholders, Court, Governmental Authorities (including the Competition Act Approval), the TSX and the NYSE and compliance with Applicable Canadian Securities Laws, violate any Laws applicable to the Baytex Group or any of its properties or assets; and

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect;
(except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances (other than Permitted Encumbrances), suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any material adverse effect on the Baytex Group, taken as a whole); or

(ii)
other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Baytex Shareholders, the Raging River Shareholders, Court, Governmental Authorities (including the Competition Act Approval), the TSX and the NYSE:

(A)	there is no legal impediment to Baytex's consummation of the Arrangement; and

(B)
no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Baytex in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on Baytex.

(f)
Baytex Shares. Baytex has reserved and allotted or will reserve and allot prior to the Effective Time a sufficient number of Baytex Shares as are issuable pursuant to the Arrangement, including Baytex Shares issuable after the Effective Date upon vesting or settlement of Raging River Restricted Awards, Raging River Performance Awards and Raging River Options that remain outstanding following the Effective Date in accordance with Subsections 2.5(b) and 2.5(c)(ii), and, subject to the terms and conditions of the Arrangement, such Baytex Shares, when issued, will be validly issued as fully paid and non-assessable pursuant to the Arrangement.

(g)
Funds Available. Baytex has, and will until the Effective Time have, sufficient funds available or availability under its credit facilities to pay the Raging River Termination Fee pursuant to Section 6.2.

(h)
Litigation. Other than as disclosed in writing to Raging River prior to the Agreement Date or in the Baytex Public Record on or prior to the Agreement Date, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Baytex, threatened, affecting or that would reasonably be expected to affect the Baytex Group or any of its properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of the Baytex Group which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to the Baytex Group (taken as a whole).

(i)
Taxes, etc. Except as disclosed in writing to Raging River prior to the Agreement Date, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on the Baytex Group (taken as a whole):

(i)
all Returns required to be filed by or on behalf of any member of the Baytex Group for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such Returns are complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any member of the Baytex Group with respect to items or periods covered by such Returns;

(ii)
each member of the Baytex Group has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Return, or, where payment is not yet due, Baytex has established adequate accruals in conformity with GAAP in the Baytex Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Return. Baytex has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Return;

(iii)	no deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of any member of the Baytex Group that have not yet been settled;

(iv)
has made available to Raging River, to the extent requested by Raging River, true and complete copies of: (A) material income tax audit reports, statements of deficiencies, notices of assessment and notices of reassessment of Baytex, material closing or other agreements in respect of Taxes of Baytex; and (B) any material income tax returns for Baytex including all predecessor entities, in all cases in respect of tax years ended on or after December 31, 2015;

(v)
no liability (or reasonable claim of liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement to which any member of the Baytex Group is a party as a result of this transaction;

(vi)
no member of the Baytex Group is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Baytex, has such an event been asserted in writing by any Governmental Authority or threatened against any member of the Baytex Group or any of their respective assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of any member of the Baytex Group. No audit by Taxing Authorities of any member of the Baytex Group is in process or to the knowledge of Baytex, pending; and

(vii)
no member of the Baytex Group is a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement which will have effect after the Effective Time;

(j)	Investment Canada Act. Baytex is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

(k)
Securities Laws. Baytex is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Baytex Shares are listed and posted for trading on the TSX. The Baytex Shares are registered pursuant to Section 12(b) of the U.S. Exchange Act, and Baytex is in compliance in all material respects with its obligations thereunder. The Baytex Shares are listed and posted for trading on the NYSE. Baytex is not in material default of any material requirements of any Applicable Canadian Securities Laws, Applicable U.S. Securities Laws or any rules or regulations of, or agreement with, the TSX or the NYSE. No delisting, suspension of trading in or cease trading order with respect to Baytex Shares is pending or, to the knowledge of Baytex, threatened. To the knowledge of Baytex, none of its officers or directors are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange. The documents and information comprising the Baytex Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Baytex Public Record prior to the Agreement Date. Baytex has not filed any confidential material change report that, at the Agreement Date, remains confidential.

(l)
Capitalization. As of the Agreement Date, the authorized capital of Baytex consists of an unlimited number of Baytex Shares and 10,000,000 preferred shares, issuable in series. As of the Agreement Date, 236,600,000 Baytex Shares and no preferred shares are issued and outstanding. As of the Agreement Date, other than 3,408,000 Baytex Performance Awards and 3,329,000 Baytex Restricted

Awards granted under the Baytex Award Plan, the Baytex Performance Awards and Baytex Restricted Awards to be issued pursuant to Subsection 2.6(c) and pursuant to Raging River Incentives that survive following the Effective Time, there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Baytex of any securities of Baytex (including Baytex Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Baytex (including Baytex Shares). All outstanding Baytex Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Baytex Shares issuable upon the settlement of Baytex Incentives or following the Effective Date Raging River Incentives in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Baytex Shares, there are no securities of Baytex outstanding which have the right to vote generally with Baytex Shareholders on any matter.

(m)
No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, Baytex Shares or any other securities of Baytex has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Baytex, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(n)
Financial Statements. The Baytex Financial Statements, and any interim or annual financial statements filed by or on behalf of Baytex on and after the Agreement Date with any securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were, or when so filed, will have been, prepared in accordance with GAAP (consistently applied) and present or, when so filed, will present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of Baytex on a consolidated basis as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Baytex's accounting policies, except as described in the notes to the Baytex's Financial Statements, since January 1, 2018.

(o)
Books and Records. The financial books, records and accounts of each member of the Baytex Group, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of each member of the Baytex Group and (iii) accurately and fairly reflect the basis for the Baytex Financial Statements. The corporate records and minute books of each member of the Baytex Group have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Raging River except that minutes of certain recent meetings of the Baytex Board or committees of the Baytex Board have not been prepared or finalized as at the Agreement Date.

(p)
Absence of Undisclosed Liabilities. Except as disclosed in writing to Raging River on or prior to the Agreement Date or in the Baytex Public Record on or prior to the Agreement Date, no member of the Baytex Group has any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)	those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Baytex Financial Statements (the "Baytex Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Baytex Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of Baytex Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(q)
Absence of Certain Changes or Events. Except as disclosed in writing to Raging River on or prior to the Agreement Date or in the Baytex Public Record on or prior to the Agreement Date and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2017:

(i)	each member of the Baytex Group has conducted its business only in the ordinary course of business substantially consistent with past practice; and

(ii)
no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Baytex Group (taken as a whole) has been incurred other than in the ordinary course of business.

(r)
Registration, Exemption Orders, Licenses, etc. To the knowledge of Baytex, each member of the Baytex Group has obtained and is in compliance with all licenses, permits, certificates, consents, orders, grants, registrations, recognition orders, exemption relief orders, no-action relief and other authorizations (including in connection with Environmental Laws) from any Governmental Authority (collectively, the "Governmental Authorizations") necessary in connection with its business as it is now being, or proposed to be, conducted, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Baytex Group (taken as a whole). Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Baytex Group (taken as a whole). No proceedings are pending or, to the knowledge of Baytex, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Baytex Group (taken as a whole).

(s)
Compliance with Laws. No member of the Baytex Group is in violation of any Applicable Laws which violation could reasonably be expected to have a material adverse effect on the Baytex Group (taken as a whole). The operations and business of each member of the Baytex Group is and has been carried out in compliance with and not in violation of any Applicable Laws, other than any non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the Baytex Group (taken as a whole) or would significantly impact the ability of Baytex to consummate the Arrangement, and no member of the Baytex Group has received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on the

Baytex Group (taken as a whole) or would significantly impact the ability of Baytex to consummate the Arrangement.

(t)
Restrictions on Business Activities. There is no judgment, injunction or order binding upon any member of the Baytex Group that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on the Baytex Group (taken as a whole).

(u)
Non-Arm's Length Transactions. Other than as disclosed in writing on or prior to the Agreement Date, and except for the Baytex Employee Obligations and amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between any member of the Baytex Group, on the one hand, and (i) any officer, director or employee of, or consultant to any member of the Baytex Group, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Baytex, or (iii) any associate or affiliate of any such Person under items (i) or (ii) hereof (collectively, "Baytex Related Parties"). No Baytex Related Party, owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of any member of the Baytex Group or any revenue or rights attributed thereto.

(v)
Title. Although it does not warrant title: (i) Baytex does not have reason to believe that each member of the Baytex Group does not have good and marketable title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons and does represent and warrant that such interests are free and clear of all Encumbrances (other than Permitted Encumbrances) created by, through or under any member of the Baytex Group or those arising in the ordinary course of business, which are not material in the aggregate, and Baytex has not received written notice of any default or purported default under, nor has there been any act or omission by any member of the Baytex Group that could reasonably constitute a breach of or a default under, the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which any member of the Baytex Group derives its interests in its oil and gas properties that have not been remedied in all material respects or if unremedied would in the aggregate, have a material adverse effect on the Baytex Group (taken as a whole); and (ii) there are no defects, failures or impairments in the title of Baytex to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (A) the quantity and pre-tax net present values of such assets as reflected in the Baytex Reserves Reports; (B) the current production volumes of Baytex; or (C) the current cash flow of Baytex.

(w)
Baytex Reserves Reports. Baytex has made available to Sproule and Ryder Scott, prior to the issuance of the Baytex Reserves Reports for the purpose of preparing the Baytex Reserves Report, all information requested by Sproule and Ryder Scott, as applicable, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, Baytex has no knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to Sproule and Ryder Scott, as applicable, since the date that such information was provided. Baytex believes that the Baytex Reserves Reports reasonably present the quantity and pre-tax net present values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such reports as of the effective date of the reports based upon information available at the time such reserve information was prepared, and Baytex believes that, at the date of such reports, such reports did not (and as of the

Agreement Date, except as may be attributable to production of the reserves since the date of such report, such reports do not) overstate the aggregate quantity or pre-tax net present values of such reserves or the estimated reserves producible therefrom.

(x)
Environmental. Except to the extent that any violations or other matters referred to in this subparagraph do not, and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the Baytex Group (taken as a whole) (and in the case of properties for which Baytex is not the operator, to Baytex's knowledge):

(i)	to the best of its knowledge, Baytex is not in violation of any applicable Environmental Laws;

(ii)
to the best of its knowledge, Baytex has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)
to the best of its knowledge, there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Baytex, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Baytex, that have not been fully remediated;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Baytex of which Baytex has notice;

(v)	Baytex has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)
Baytex holds all Governmental Authorizations required in connection with the operation of its business and the ownership and use of such assets, all Governmental Authorizations are in full force and effect, and Baytex has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Governmental Authorizations, or that any Governmental Authorization referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(vii)
there are no pending or, to the knowledge of Baytex, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Baytex currently or formerly owned, leased, operated or otherwise used.

(y)
Absence of Undisclosed Changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Baytex on a consolidated basis from the position set forth in the Baytex Financial Statements (other than as have been disclosed in the Baytex Public Record on or prior to the Agreement Date) and Baytex has not incurred or suffered a material adverse change since January 1, 2017 and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on the Baytex Group (taken as a whole) which have not been disclosed in the Baytex Public Record.

(z)
No Defaults. No member of the Baytex Group is in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract or licence to which any member of the Baytex Group is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a material adverse effect on Baytex.

(aa)
Insurance. Policies of insurance that are in force as of the Agreement Date naming the appropriate member of the Baytex Group as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which the Baytex Group operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect such member of the Baytex Group's interests. With respect to each insurance policy issued in favour of Baytex, or pursuant to which Baytex is a named insured or otherwise a beneficiary under an insurance policy:

(i)	the policy is in full force and effect and all premiums due thereon have been paid;

(ii)
Baytex is not in breach or default, and Baytex has not taken any action, or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy (except as described in clause (iv));

(iii)
to the knowledge of Baytex, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by Baytex with respect to any such policy;

(iv)
none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement, other than in respect of policies for which Baytex will, simultaneous with any such termination or lapse, enter into replacement policies providing coverage equal to or greater than the current coverage provided by such policies;

(v)	no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy;

(vi)	there is no claim by Baytex pending under any such policy that has been denied or disputed by the insurer; and

(vii)	all claims under such policies have been filed in a timely fashion.

(bb)
Proceeds of Crime. To the knowledge of Baytex, no member of the Baytex Group has, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to any member of the Baytex Group and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(cc)
Whistleblower Reporting. As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by any member of the Baytex Group or their respective officers, directors, employees, agents or independent contractors to an officer of Baytex, the audit committee (or other committee designated for that purpose) of the Baytex Board or the Baytex Board.

(dd)
Fairness Opinion. The Baytex Board has received a verbal Baytex Fairness Opinion from CIBC World Markets Inc. that the exchange ratio pursuant to the Arrangement is fair, from a financial point of view, to Baytex.

(ee)
Board Approval. Based upon, among other things, the opinion of CIBC World Markets Inc., the Baytex Board has unanimously: (i) determined that the Arrangement is in the best interests of Baytex; (ii) determined that the exchange ratio provided for in the Arrangement is fair to Baytex ; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that Baytex Shareholders vote in favour of the Share Issuance Resolution.

(ff)	Investment Company. Baytex is not registered or required to be registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.

(gg)
PFIC. Based on its current business plans and expectations, Baytex does not believe that it will be classified as a "passive foreign investment company" (as such term is defined in Section 1297 of the United States Internal Revenue Code of 1986) in respect of its fiscal year ended December 31, 2018.

(hh)
Equity Monetization Plans. Other than the Baytex Performance Awards and Baytex Restricted Awards, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Baytex and which are based upon the revenue, value, income or any other attribute of Baytex.

(ii)
Pre-emptive Rights. Baytex does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of and member of the Baytex Group that will be triggered or accelerated by the Arrangement.

(jj)
Area of Mutual Interest. Except as disclosed in writing to Raging River on or prior to the Agreement Date, none of the oil and gas assets of Baytex or any other member of the Baytex Group is subject to an agreement that provides for an area of mutual interest or an area of exclusion.

(kk)
Take or Pay Obligations. Except as disclosed in writing to Raging River on or prior to the Agreement Date, no member of the Baytex Group has any take or pay obligations of any kind or nature whatsoever.

(ll)
No Expropriation. No assets of any member of the Baytex Group have been taken or expropriated by any Governmental Authority nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Baytex (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding.

(mm)
Government Incentives. All filings made by any member of the Baytex Group under which such member of the Baytex Group has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contain no misrepresentations which could cause any material amount previously paid to any member of the Baytex Group or previously accrued on the accounts thereof to be recovered or disallowed. Any credits, payments or other benefits received or receivable by Baytex or any of the Baytex Group pursuant to any governmental benefit or incentive program including, without limitation, any royalty holidays or credits to any taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary

(nn)
Material Contracts. Baytex has disclosed in writing to Raging River on or prior to the Agreement Date, under the heading "Material Contracts" in Baytex's annual information form dated March 9, 2018 and in the Baytex Public Record after March 9, 2018 and on or prior to the Agreement Date, a list of all of the following Contracts, correct, current and complete copies (other than with respect to the Contracts referred to in clause (iv)) of which have been made available to Raging River (the "Material Contracts"): (i) all Contracts containing any rights on the part of any Person, including joint venture partners or entities, to acquire oil and gas or other property rights from any member of the Baytex Group; (ii) all Contracts containing any rights on the part of any member of the Baytex Group to acquire oil and gas or other property rights from any Person; (iii) any Contract in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests of another Person; (iv) any standstill or similar Contract currently restricting the ability of Baytex to offer to purchase or purchase the assets or equity securities of another Person; (v) all Contracts which entitle a party to rights of termination, the terms or conditions of which may or will be altered, or which entitle a party to any fee, payment, penalty or increased consideration, in each case as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or a "change in control" of Baytex including without limitation any seismic license or similar agreements; and (vi) all Contracts pursuant to which Baytex will, or may reasonably be expected to, result in a requirement of Baytex to expend more than an aggregate of $5,000,000 or receive or be entitled to receive revenue of more than an aggregate of $5,000,000 in either case in the next 12 months, or is out of the ordinary course of business of Baytex. Each of such Material Contracts constitutes a legally valid and binding agreement of Baytex or its subsidiaries, enforceable in accordance with their respective terms and, to the knowledge of Baytex, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement which is material to the business of Baytex (taken as a whole) and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on the Baytex Group (taken as a whole).

(oo)
Employee Benefit Plans. Baytex has made available to Raging River true, complete and correct copies of each employee benefits plan (collectively, the "Baytex Plans") covering active, former or retired employees of Baytex Group, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)
each Baytex Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;

(ii)	all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof;

(iii)
each Baytex Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Baytex, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)
there are no pending or anticipated material claims against or otherwise involving any of the Baytex Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Baytex Plan activities) has been brought against or with respect to any Baytex Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Baytex Plans have been made or provided for; and

(vi)	Baytex has no material obligations for retiree health and life benefits under any Baytex Plan.

(pp)	Employees.

(i)
Baytex has provided to Raging River prior to the Agreement Date, a complete list of all employees of Baytex or any other member of the Baytex Group, including information relating to the salaries, benefits and any contractual change of control or severance obligations of such employees;

(ii)
no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of the Baytex Group by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have any member of the Baytex Group declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of Baytex, no member of the Baytex Group has engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Baytex, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to the Baytex Group that could reasonably be expected to have a material adverse effect on the Baytex Group (taken as a whole) or lead to a material and continuing interruption of operations of the Baytex Group at any location. No member of the Baytex Group has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject any member of the Baytex Group to group termination or lay-off requirements of Applicable Laws.

(iii)
no member of the Baytex Group has recognized any trade union or has any staff association, staff council, works council or other organization formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organization formed for or in respect of any arrangements having a similar purpose is required by any member of the Baytex Group for the purpose of consummating the transactions contemplated by this Agreement.

(qq)
Employment Agreements. Except for the Baytex Employment Agreements, Baytex is not a party to any Contracts of employment which may not be terminated on one month's notice (except under Applicable Laws relating to employment matters) or which provide for payments occurring on a change of control of Baytex and no member of the Baytex Group will become a party to any employment agreement or to any written policy, agreement, obligation or understanding (and for greater certainty, to any amendment to any of the foregoing) which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by Applicable Laws, or which creates rights in respect of loss or termination of office or employment in relation to the Arrangement or which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof. Baytex has provided true and correct copies of the Baytex Employment Agreements and amendments that have been made prior to the Agreement Date, if any, to Raging River and no additional amendments to such Baytex Employment Agreements have been made or agreed to by the parties thereto.

(rr)
Brokers and Finders. Baytex has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that CIBC World Markets Inc. and Scotia Capital Inc. have been retained as Baytex's co-financial advisor in connection with certain matters including the transactions contemplated hereby. Baytex has disclosed in writing to Raging River on or prior to the Agreement Date the aggregate costs associated with the agreements with CIBC World Markets Inc. and Scotia Capital Inc.

(ss)
Employment and Officer Obligations. Other than the Baytex Employment Agreements, the Baytex Plans, or as disclosed in writing by Baytex to Raging River on or prior to the Agreement Date, there are no existing health plans or pension obligations, termination, severance or retention plans or policies of Baytex and there are no accrued bonuses currently payable to any present or former employee, director, officer or consultant of Baytex.

(tt)
Long Term and Derivative Transactions. Other than as disclosed in writing by Baytex to Raging River on or prior to the Agreement Date or in the Baytex Public Record on or prior to the Agreement Date, no member of the Baytex Group has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(uu)
No Limitation. Other than as disclosed in writing by Baytex to Raging River on or prior to the Agreement Date, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any member of the Baytex Group is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Baytex in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any member of the Baytex Group from engaging in its business or from competing with any Person or in any geographic area.

(vv)	No Guarantees. Other than an indemnification of directors and officers in accordance with existing indemnification agreements which are in a form customary for agreements of that nature, the by-

laws of Baytex or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to the joint operating agreements, farm-out agreements, carried working interest agreements, overriding royalty agreements and similar agreements, neither Baytex nor any other Baytex Group member has guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, or has or will guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person who is not a member of the Baytex Group.

(ww)
Payments to Employees Etc. Each member of the Baytex Group has withheld from each payment made to any of its present or former employees, officers or directors, or to other Persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority. Each member of the Baytex Group has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity Taxes as required under applicable legislation on any sale, supply or delivery made by them.

(xx)
No Reduction of Interests. Except as is reflected in the Baytex Reserves Reports, none of the oil and gas assets of the Baytex Group are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under any member of the Baytex Group, which would in the aggregate have a material adverse effect on the Baytex Group (taken as a whole).

(yy)
Royalties, Rentals and Taxes Paid. To its knowledge all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, the ownership of the oil and gas assets of the Baytex Group, the production of petroleum substances from the oil and gas assets of the Baytex Group or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to the oil and gas assets of the Baytex Group and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner except to the extent that such non payment would not in the aggregate have a material adverse effect on the Baytex Group (taken as a whole).

(zz)	Production Allowables and Production Penalties.

(i)
to its knowledge, none of the wells in which any member of the Baytex Group holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and no member of the Baytex Group has any knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which it or its subsidiaries holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

(ii)
no member of the Baytex Group has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority, including gas oil ratio, off target and overproduction penalties that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;
except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on the Baytex Group (taken as a whole).

(aaa)	Operation and Condition of Wells. All wells in which any member of the Baytex Group holds an interest:

(i)
for which any member of the Baytex Group was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly reclaimed or restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)
for which no member of the Baytex Group was or is operator, to Baytex's knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly reclaimed or restored) in accordance with good and prudent oil and gas industry practices in Canada or the United States, as applicable, and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on the Baytex Group (taken as a whole).

(bbb)	Operation and Condition of Tangibles. Baytex's tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)
for which any member of the Baytex Group was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which any member of the Baytex Group was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which no member of the Baytex Group was or is operator, to Baytex's knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada or the United States, as applicable, and all Applicable Laws during all periods in which any member of the Baytex Group was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on the Baytex Group (taken as a whole).

(ccc)	Foreign Private Issuer. Baytex is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(ddd)	Off-Balance Sheet Arrangements. Baytex does not have any "off-balance sheet arrangements" as such term is defined under GAAP.

(eee)
Flow-Through Obligations. Baytex has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder.

(fff)
Baytex Transaction Costs. Baytex has disclosed in writing on or prior to the Agreement Date Baytex's bona fide good faith estimate of the aggregate amount and each component of the Baytex Transaction Costs and provided that no significant events, challenges or revisions to the transactions contemplated by this Agreement occur, the aggregate Baytex Transaction Costs will not exceed the amount reflected therein.

(ggg)	Net Debt. As of May 31, 2018, Baytex Net Debt was not greater than $1.8 billion.

(hhh)
Production. Baytex's average daily production and sales volumes for the month of May 2018 were not less than 72,000 boe per day of natural gas, oil and natural gas liquids. For the purposes of the foregoing, a boe conversion ratio of six thousand cubic feet of gas for one boe shall be used when converting natural gas to boes.

(iii)
Tax Pools. Baytex's Canadian tax pools at January 1, 2018 were not less than $1,062 million, including not less than $3 million of Canadian exploration expense, $173 million of Canadian development expense, $338 million of Canadian oil and gas property expense, $225 million of undepreciated capital cost, $276 million of non-capital losses and $47 million of other tax pools. Baytex's estimated United States tax pools at January 1, 2018 were not less than US$1.55 billion, including not less than US$146 million of depletion, US$163 million of intangible drilling costs, US$86 million of tangibles, US$911 million of non-capital losses and US$242 million of other tax pools.

(jjj)
No Withholding. The data and information in respect of Baytex and its assets, liabilities, business and operations provided by Baytex and its Representatives to Raging River or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Baytex has no knowledge of any material adverse change to the assets and financial position of Baytex from that disclosed in such data and information.

(kkk)	Intellectual Property.

(i)
Baytex has no right, title or interest in and to, nor does Baytex hold any, license in respect of any patents, trade-marks, trade names, service marks, copyrights, know-how, trade secrets, software, technology, or any other intellectual property and proprietary rights that are material to the conduct of any business related to its assets, as now conducted;

(ii)
all computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of any business related to the its assets (collectively, the "Technology") are up-to-date and reasonably sufficient for conducting any business related to its assets, as now conducted;

(iii)
Baytex owns or has validly licensed (and is not in breach of such licenses in any material respect) such Technology and has sufficient virus protection and security measures in place in relation to such Technology; and

(iv)
Baytex has reasonably sufficient backup systems and audit procedures and disaster recovery strategies adequate to ensure the continuing availability of the functionality provided by the Technology, and has ownership of or a valid license to the intellectual property rights necessary to allow it to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

4.2	Representations and Warranties of Raging River
Raging River hereby makes the representations and warranties set out in this Section 4.2 to and in favour of Baytex and acknowledges that Baytex is relying upon such representations and warranties in connection with the matters contemplated by this Agreement.

(a)
Organization and Qualification. Each of Raging River and Raging River Subco has been duly incorporated and is validly subsisting under the Applicable Laws of its jurisdiction of formation and has the requisite power and authority to own its assets and properties as now owned and to carry on its business as now conducted. Raging River is duly registered or authorized to conduct its affairs or do business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized would not, individually or in the aggregate, have a material adverse effect on Raging River.

(b)
Authority Relative to this Agreement. Raging River and Raging River Subco has the requisite corporate power and authority to execute this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by Raging River of the transactions contemplated by the Arrangement have been duly authorized by the Raging River Board and no other proceedings on the part of Raging River are necessary to authorize this Agreement, the Arrangement or the other transactions contemplated herein other than the approval of the Arrangement Resolution by Raging River Shareholders and approval of the Circular and matters relating to the Raging River Meeting by the Raging River Board. This Agreement has been duly executed and delivered by Raging River and constitutes a legal, valid and binding obligation of Raging River enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. Each of the Contracts, agreements and instruments required by this Agreement to be delivered by it will, at the Effective Time, have been duly executed and delivered by it and (assuming due execution and delivery by the other parties thereto) will at the Effective Time be enforceable against it in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other Applicable Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	Subsidiaries. As of the Agreement Date, Raging River has no subsidiaries other than Raging River Subco.

(d)	No Violations. Except as contemplated by this Agreement:

(i)
neither the execution and delivery of this Agreement by Raging River nor the consummation of the transactions contemplated by the Arrangement nor compliance by Raging River with any of the provisions hereof will:

(A)
violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Raging River or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of: (1) articles or by-laws of Raging River; or (2) subject to the receipt of the consent of Raging River's bankers (if necessary), any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, Contract or other instrument or obligation to which Raging River is a party or to which its properties or assets, may be subject or by which Raging River is bound; or

(B)
subject to obtaining the requisite approvals of the Baytex Shareholders, the Raging River Shareholders, Court, Governmental Authorities (including the Competition Act Approval), the TSX and the NYSE and compliance with Applicable Canadian Securities Laws, violate any Laws applicable to Raging River or any of its properties or assets; and

(C)	cause the suspension or revocation of any authorization, consent, approval or license currently in effect;
(except, in the case of each of clauses (A), (B) and (C) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, creations of Encumbrances (other than Permitted Encumbrances), suspensions or revocations which, or any consents, approvals or notices which if not given or received, would not, individually or in the aggregate, have any material adverse effect on Raging River, or significantly impede the ability of Raging River to consummate the transactions contemplated by the Arrangement); or

(ii)
other than in connection with or in compliance with the provisions of Applicable Laws in relation to the completion of the Arrangement or which are required to be fulfilled post Arrangement, and except for the requisite approvals of the Raging River Shareholders, Court, Governmental Authorities (including the Competition Act Approval), and the TSX:

(A)	there is no legal impediment to Raging River's consummation of the Arrangement; and

(B)
no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of Raging River in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not, individually or in the aggregate, have a material adverse effect on Raging River, or significantly impede the ability of Raging River to consummate the Arrangement.

(e)
Litigation. Other than as disclosed in writing to Baytex prior to the Agreement Date or in the Raging River Public Record on or prior to the Agreement Date, there are no claims, actions, suits, proceedings, investigations, arbitrations, audits, grievances, assessments or reassessments in existence or pending or, to the knowledge of Raging River, threatened, affecting or that would reasonably be expected to affect Raging River or any of its properties or assets at law or in equity or before or by any court or Governmental Authority which claim, action, suit, proceeding, investigation, arbitration, audit, grievance, assessment or reassessment involves a possibility of any judgment against or liability of Raging River which would reasonably be expected to cause, individually or in the aggregate, a material adverse change to Raging River, or would significantly impede the ability of Raging River to consummate the Arrangement.

(f)
Taxes, etc. Except as disclosed in writing to Baytex prior to the Agreement Date, or to the extent that any matter referred to in this subparagraph does not, and would not reasonably be expected to, have a material adverse effect on Raging River:

(i)
all Returns required to be filed by or on behalf of Raging River for periods ended on and prior to the Agreement Date have been duly filed on a timely basis and such tax returns are complete and correct in all material respects. All Taxes shown to be payable on such Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by Raging River with respect to items or periods covered by such Returns;

(ii)
Raging River has paid or has withheld and remitted to the appropriate Taxing Authority all Taxes, including any instalments or prepayments of Taxes, that are due and payable on or prior to the Agreement Date whether or not shown as being due on any Return, or, where payment is not yet due, Raging River has established adequate accruals in conformity with GAAP in the Raging River Financial Statements for the period covered by such financial statements for any Taxes, including income taxes and related future taxes, if applicable, that have not been paid, whether or not shown as being due on any Return. Raging River has, in all material respects, made adequate provision or disclosure in its books and records for any Taxes accruing in respect of any period subsequent to the period covered by such financial statements, whether or not shown as being due on any Return;

(iii)	no deficiencies have been asserted in writing by any Governmental Authority with respect to Taxes of Raging River or any of its subsidiaries that have not yet been settled;

(iv)
has made available to Baytex, to the extent requested by Baytex, true and complete copies of: (A) material income tax audit reports, statements of deficiencies, notices of assessment and notices of reassessment of Raging River, material closing or other agreements in respect of Taxes of Raging River; and (B) any material income tax returns for Raging River including all predecessor entities, in all cases in respect of tax years ended on or after December 31, 2015;

(v)
no liability (or reasonable claim of liability) shall arise under any tax sharing, tax indemnity or tax allocation agreement or arrangement to which Raging River is a party as a result of this transaction;

(vi)
Raging River is not a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of Raging River, has such an event been asserted in writing by any Governmental Authority or threatened against Raging River or any of its assets. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Raging River. No audit by Taxing Authorities of Raging River is in process or to the knowledge of Raging River, pending; and

(vii)	Raging River is not a party to or bound by any Tax sharing agreement, Tax indemnity agreement, Tax allocation agreement or similar agreement which will have effect after the Effective Time.

(g)	Investment Canada Act. Raging River is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

(h)
Securities Laws. Raging River is a "reporting issuer" in each of the Provinces of Canada and is in material compliance with all Applicable Canadian Securities Laws therein and the Raging River Shares are listed and posted for trading on the TSX. Raging River is not in default of any material requirements of any Applicable Canadian Securities Laws or any rules or regulations of, or agreement with, the TSX. No delisting, suspension of trading in or cease trading order with respect to the Raging River Shares is pending or, to the knowledge of Raging River, threatened. To the knowledge of Raging River, none of its officers or directors are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public entity or of an entity listed on a particular stock exchange. The documents and information comprising the Raging River Public Record did not at the respective times they were filed with the relevant securities regulatory authorities, contain any misrepresentation, unless such document or information was subsequently corrected or superseded in the Raging River Public Record prior to the Agreement Date. Raging River has not filed any confidential material change report that, at the Agreement Date, remains confidential.

(i)
Capitalization. As of the Agreement Date, the authorized capital of Raging River consists of an unlimited number of Raging River Shares. As of the Agreement Date, 231,302,556 Raging River Shares are issued and outstanding. Other than Raging River Options providing for the issuance of up to 7,230,121 Raging River Shares, 650,020 Raging River Performance Awards and 460,542 Raging River Restricted Awards, and other than the Raging River Performance Awards and Raging River Restricted Awards to be issued pursuant to Subsection 2.5(f) there are no options, warrants or other rights, plans, agreements or commitments of any nature whatsoever requiring the issuance, sale or transfer by Raging River of any securities of Raging River (including Raging River Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Raging River (including Raging River Shares). All outstanding Raging River Shares are duly authorized, validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all Raging River Shares issuable upon the exercise of Raging River Options or upon the settlement of Raging River Performance Awards or Raging River Restricted Awards in accordance with the terms of such securities will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights. Other than the Raging River Shares, there are no securities of Raging River outstanding which have the right to vote generally with Raging River Shareholders on any matter. As of the Agreement Date, there are 185,369 Raging River DSUs entitling holders thereof to receive cash payments equivalent to the value of Raging River Shares underlying such Raging River DSUs upon ceasing to be a member of the Raging River Board.

(j)	No Orders. No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the Raging River Shares or any other securities of Raging River has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of Raging River, are contemplated or threatened under any Applicable Laws or by any Governmental Authority.

(k)
Financial Statements. The Raging River Financial Statements, and any interim or annual financial statements filed by or on behalf of Raging River on and after the Agreement Date with the securities regulatory authorities, in compliance, or intended compliance, with any Applicable Canadian Securities Laws, were or, when so filed, will have been prepared in accordance with GAAP (consistently applied), and present, or when so filed will present, fairly in accordance with GAAP the financial position, results of operations and changes in financial position of Raging River as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments). There has been no material change in Raging River's accounting policies, except as described in the notes to the Raging River Financial Statements, since January 1, 2018.

(l)
Books and Records. The financial books, records and accounts of Raging River, in all material respects, (i) have been maintained in accordance with good business practices on a basis consistent with prior years, (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the assets of Raging River and (iii) accurately and fairly reflect the basis for the Raging River Financial Statements. The corporate records and minute books of Raging River have been maintained substantially in compliance with Applicable Laws and are complete and accurate in all material respects, and full access thereto has been provided to Baytex except that minutes of certain recent meetings of the Raging River Board or committees of the Raging River Board have not been prepared or finalized as at the Agreement Date.

(m)
Absence of Undisclosed Liabilities. Except for the Raging River Transaction Costs, including the Raging River Employee Obligations, and except as disclosed in writing to Baytex on or prior to the Agreement Date or in the Raging River Public Record on or prior to the Agreement Date, Raging River does not have any material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)
those set forth or adequately provided for in the most recent statement of financial position and associated notes thereto included in the Raging River Financial Statements (the "Raging River Balance Sheet");

(ii)	those incurred in the ordinary course of business and not required to be set forth in the Raging River Balance Sheet under GAAP;

(iii)	those incurred in the ordinary course of business since the date of the Raging River Balance Sheet and consistent with past practice; and

(iv)	those incurred in connection with the execution of this Agreement.

(n)
Absence of Certain Changes or Events. Except as disclosed in the Raging River Public Record on or prior to the Agreement Date and except for the Arrangement or any action taken in accordance with this Agreement, since January 1, 2017:

(i)	Raging River has conducted its business only in the ordinary course of business substantially consistent with past practice; and

(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Raging River has been incurred other than in the ordinary course of business.

(o)
Registration, Exemption Orders, Licenses, etc. To the knowledge of Raging River, Raging River has obtained and is in compliance with all Governmental Authorizations necessary in connection with its business as it is now, individually or in the aggregate, being or proposed to be conducted, except where the failure to obtain or be in compliance could not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Raging River. Such Governmental Authorizations are in full force and effect in accordance with their terms, and no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a violation of any such Governmental Authorization, except where the violation would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Raging River. No proceedings are pending or, to the knowledge of Raging River, threatened, which could result in the revocation or limitation of any Governmental Authorization, and all steps have been taken and filings made on a timely basis with respect to each Governmental Authorization and its renewal, except where the failure to take such steps and make such filings would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Raging River.

(p)
Compliance with Laws. Raging River is not in violation of any Applicable Laws which violation could reasonably be expected to have a material adverse effect on Raging River. The operations and business of Raging River is and has been carried out in compliance with and not in violation of any Applicable Laws, other than any non-compliance or violation which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Raging River or would significantly impact the ability of Raging River to consummate the Arrangement, and Raging River has not received any notice of any alleged violation of any such Applicable Laws other than where such notice would not reasonably be expected to have a material adverse effect on Raging River or would significantly impact the ability of Raging River to consummate the Arrangement.

(q)
Restrictions on Business Activities. There is no judgment, injunction or order binding upon Raging River that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing its business or, individually or in the aggregate, have a material adverse effect on Raging River.

(r)
Non-Arm's Length Transactions. Except for the Raging River Employee Obligations and amounts due as normal salaries and bonuses and in reimbursement of ordinary expenses, there are no Contracts or other transactions (including with respect to loans or other indebtedness) currently in place between Raging River, on the one hand, and (i) any officer, director or employee of, or consultant to Raging River, (ii) any holder of record or beneficial owner of 10% or more of the voting securities of Raging River or (iii) any associate or affiliate of any such Person in items (i) or (ii) hereof (collectively, "Raging River Related Parties"). No Raging River Related Party, owns, has or is entitled to any royalty, net profits interest, carried interest or any other Encumbrances or claims of any nature whatsoever which are based on production from the properties or assets of Raging River or any revenue or rights attributed thereto.

(s)
Raging River Reserves Reports. Raging River has made available to Sproule and GLJ, prior to the issuance of the Raging River Reserves Reports for the purpose of preparing the Raging River Reserves Reports, all information requested by Sproule and GLJ, as applicable, which information did not contain any misrepresentation at the time such information was provided. Except with respect to changes in commodity prices, Raging River has no knowledge of a material adverse change in any production, cost, price, reserves or other relevant information provided to Sproule and GLJ, as applicable, since the date that such information was provided. Raging River believes that the Raging River Reserves Reports reasonably present the quantity and pre-tax net present values of the crude oil, natural gas liquids and natural gas reserves attributable to the properties evaluated in such report as of the effective date of the report based upon information available at the time such reserve information was prepared, and Raging River believes that, at the date of such report, such report did not (and as of the Agreement Date, except as may be attributable to production of the reserves since the date of such report, such report do not) overstate the aggregate quantity or pre-tax net present values of such reserves or the estimated reserves producible therefrom.

(t)
Environmental. Except to the extent that any violations or other matters referred to in this subparagraph does not, and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on Raging River (and in the case of properties for which Raging River is not the operator, to Raging River's knowledge):

(i)	to the best of its knowledge, Raging River is not in violation of any applicable Environmental Laws;

(ii)
to the best of its knowledge, Raging River has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all Hazardous Substances in compliance with Environmental Laws;

(iii)
to the best of its knowledge, there have been no spills, releases, deposits or discharges of Hazardous Substances, or wastes into the earth, subsoil, underground waters, air or into any body of water or any municipal or other sewer or drain water systems by Raging River, or on or underneath any location which is or was currently or formerly owned, leased or otherwise operated by Raging River, that have not been fully remediated;

(iv)	no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Raging River of which Raging River has notice;

(v)	Raging River has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law;

(vi)
Raging River holds all Governmental Authorizations required in connection with the operation of its business and the ownership and use of such assets, all Governmental Authorizations are in full force and effect, and Raging River has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws or Governmental Authorizations, or that any Governmental Authorization referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated; and

(vii)
there are no pending or, to the knowledge of Raging River, threatened claims, liens or Encumbrances (other than Permitted Encumbrances) resulting from Environmental Laws with respect to any of the properties of Raging River currently or formerly owned, leased, operated or otherwise used.

(u)
Absence of Undisclosed Changes. There has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Raging River from the position set forth in the Raging River Financial Statements (other than as have been disclosed in the Raging River Public Record on or prior to the Agreement Date) and Raging River has not incurred or suffered a material adverse change since January 1, 2017 and since that date there have been no material facts, transactions, events or occurrences which would have a material adverse effect on Raging River which have not been disclosed in the Raging River Public Record.

(v)
No Defaults. Raging River is not in default under, and there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute such a default under any Contract or licence to which Raging River is a party or by which it is bound which would, if terminated or upon exercise of a right made available to a third party solely by a reason of such a default due to such default, individually or in the aggregate, reasonably be expected to have a material adverse effect on Raging River.

(w)
Insurance. Policies of insurance that are in force as of the Agreement Date naming Raging River as an insured adequately and reasonably cover all risks as are customarily covered by oil and gas producers in the industry in which Raging River operates and having regard to the nature of the risk insured and the relative cost of obtaining insurance, protect Raging River's interests. With respect to each insurance policy issued in favour of Raging River, or pursuant to which Raging River is a named insured or otherwise a beneficiary under an insurance policy:

(i)	the policy is in full force and effect and all premiums due thereon have been paid;

(ii)
Raging River is not in breach or default, and Raging River has not taken any action, or failed to take any action that, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any such policy (except as described in clause (iv));

(iii)
to the knowledge of Raging River, no insurer on any such policy has been declared insolvent or placed in receivership, debt restructuring proceedings or liquidation, and no notice of cancellation or termination has been received by Raging River with respect to any such policy;

(iv)
none of such policies will terminate or lapse by reason of the transactions contemplated by this Agreement, other than in respect of policies for which Raging River will, simultaneous with any such termination or lapse, enter into replacement policies providing coverage equal to or greater than the current coverage provided by such policies;

(v)	no insurer under any such policy has cancelled or generally disclaimed liability under any such policy or indicated any intent to do so or not to renew any such policy;

(vi)	there is no claim by Raging River pending under any such policy that has been denied or disputed by the insurer; and

(vii)	all claims under such policies have been filed in a timely fashion.

(x)
Proceeds of Crime. To the knowledge of Raging River, Raging River has not, directly or indirectly, (a) made or authorized any contribution, payment or gift of funds or property to any official, employee or agent of any governmental agency, authority or instrumentality of any jurisdiction or (b) made any contribution to any candidate for public office, in either case, where either the payment or the purpose of such contribution, payment or gift was, is, or would be prohibited under the Corruption of Foreign Public Officials Act (Canada), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Foreign Corrupt Practice Act of 1977 (United States) or the rules and regulations promulgated thereunder or under any other legislation of any relevant jurisdiction covering a similar subject matter applicable to Raging River and its operations and have instituted and maintained policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance with such legislation.

(y)
Whistleblower Reporting. As of the Agreement Date, no Person has reported evidence of a violation of any Applicable Securities Laws, breach of fiduciary duty or similar violation by Raging River or its officers, directors, employees, agents or independent contractors to an officer of Raging River, the audit committee (or other committee designated for that purpose) of the Raging River Board.

(z)	Investment Company. Raging River is not registered or required to be registered as an "investment company" pursuant to the United States Investment Company Act of 1940, as amended.

(aa)
Exchange Act. No class of securities of Raging River is registered or required to be registered pursuant to Section 12 of the United States Securities Exchange Act of 1934, as amended, nor does Raging River have a reporting obligation pursuant to Section 15(d) of the U.S. Securities Act.

(bb)
PFIC. Based on its current business plans and expectations, Raging River does not believe that as of the end of its fiscal year ended December 31, 2018, it will be classified as a "passive foreign investment company" (as such term is defined in Section 1297 of the United States Internal Revenue Code of 1986) in respect of its fiscal year ended December 31, 2018.

(cc)
Equity Monetization Plans. Other than the Raging River Options, Raging River Performance Awards, Raging River Restricted Awards and Raging River DSUs, there are no outstanding stock appreciation rights, phantom equity, profit sharing plan or similar rights, agreements, arrangements or commitments payable to any employee of Raging River and which are based upon the revenue, value, income or any other attribute of Raging River.

(dd)
Title. Although it does not warrant title: (i) Raging River does not have reason to believe that it does not have good and marketable title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons and does represent and warrant that such interests are free and clear of all Encumbrances (other than Permitted Encumbrances) created by, through or under Raging River or those arising in the ordinary course of business, which are not material in the aggregate, and Raging River has not received written notice of any default or purported default under, nor has there been any act or omission by Raging River that could reasonably constitute a breach of or a default under, the leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements in which Raging River derives its interests in its oil and gas properties that have not been remedied in all material respects or if unremedied would in the aggregate, have a material adverse effect on Raging River; and (ii) there are no defects, failures or impairments in the title of Raging River to its assets, whether or not an action, suit, proceeding or inquiry is pending or threatened in writing or whether or not discovered by any third party, which in the aggregate, could materially adversely affect: (A) the quantity and pre-tax net present values of such assets as reflected in the Raging River Reserves Reports; (B) the current production volumes of Raging River; or (C) the current cash flow of Raging River.

(ee)
Pre-emptive Rights. Raging River does not have any knowledge of any outstanding rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title, interests, property, licenses or assets of and member of Raging River that will be triggered or accelerated by the Arrangement.

(ff)
Area of Mutual Interest. Except as disclosed in writing to Baytex on or prior to the Agreement Date, none of the oil and gas assets of Raging River is subject to an agreement that provides for an area of mutual interest or an area of exclusion.

(gg)	Take or Pay Obligations. Raging River has no take or pay obligations of any kind or nature whatsoever.

(hh)
No Expropriation. No assets of Raging River have been taken or expropriated by any Governmental Authority nor, as of the Agreement Date, has any notice or proceeding in respect thereof been given or commenced or threatened nor, to the knowledge of Raging River (without inquiry), is there any intent or proposal to give any such notice or to commence any such proceeding.

(ii)
Government Incentives. All filings made by Raging River under which Raging River has received or is entitled to government incentives have been made in compliance with all Applicable Laws and contain no misrepresentations which could cause any material amount previously paid to Raging River or previously accrued on the accounts thereof to be recovered or disallowed. Any credits, payments or other benefits received or receivable by Raging River pursuant to any governmental benefit or incentive program including, without limitation, any royalty holidays or credits to any taxes, royalties or governmental payment or obligations otherwise payable, have been properly received and it has not received any notice of any claim to the contrary

(jj)
Material Contracts. Raging River has disclosed in writing to Baytex on or prior to the Agreement Date a list of all of the following Contracts, correct, current and complete copies of which have been made available to Baytex (the "Material Contracts"): (i) all Contracts containing any rights on the part of any Person, including joint venture partners or entities, to acquire oil and gas or other property rights from any member of Raging River; (ii) all Contracts containing any rights on the part of Raging River to acquire oil and gas or other property rights from any Person; (iii) any Contract in respect of which the applicable transaction has not yet been consummated for the acquisition or disposition of assets or securities or other equity interests of another Person; (iv) any standstill or similar Contract currently restricting the ability of Raging River to offer to purchase or purchase the assets or equity securities of another Person; (v) all Contracts which entitle a party to rights of termination, the terms or conditions of which may or will be altered, or which entitle a party to any fee, payment, penalty or increased consideration, in each case as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or a "change in control" of Raging River including without limitation any seismic license or similar agreements; and (vi) all Contracts pursuant to which Raging River will, or may reasonably be expected to, result in a requirement of Raging River to expend more than an aggregate of $5,000,000 or receive or be entitled to receive revenue of more than an aggregate of $5,000,000 in either case in the next 12 months, or is out of the ordinary course of business of Raging River. Each of such Material Contracts constitutes a legally valid and binding agreement of Raging River, enforceable in accordance with their respective terms and, to the knowledge of Raging River, no party thereto is in default in the observance or performance of any term or obligation to be performed by it under any such Contract or agreement which is material to the business of Raging River and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on Raging River.

(kk)
Employee Benefit Plans. Raging River has made available to Baytex true, complete and correct copies of each employee benefits plan (collectively, the "Raging River Plans") covering active, former or retired employees of Raging River, any related trust agreement, annuity or insurance contract or other funding vehicle, and:

(i)
each Raging River Plan has been maintained and administered in material compliance with its terms and is, to the extent required by Applicable Laws or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor;

(ii)	all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof;

(iii)
each Raging River Plan that is required or intended to be qualified under Applicable Laws or registered or approved by a Governmental Authority has been so qualified, registered or approved by the appropriate Governmental Authority, and to the knowledge of Raging River, nothing has occurred since the date of the last qualification, registration or approval that would reasonably be expected to adversely affect, or cause, the appropriate Governmental Authority to revoke such qualification, registration or approval;

(iv)
there are no pending or anticipated material claims against or otherwise involving any of the Raging River Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Raging River Plan activities) has been brought against or with respect to any Raging River Plan;

(v)	all material contributions, reserves or premium payments required to be made to the Raging River Plans have been made or provided for; and

(vi)	Raging River has no material obligations for retiree health and life benefits under any Raging River Plan.

(ll)	Employees.

(i)
Raging River has disclosed in writing to Baytex on or prior to the Agreement Date a complete list of all employees of Raging River, including information relating to the salaries, benefits and any contractual change of control or severance obligations of such employees;

(ii)
no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any employees of Raging River by way of certification, interim certification, voluntary recognition, designation or successor rights or has applied to have Raging River declared a related employer or successor employer pursuant to applicable labour legislation. To the knowledge of Raging River, Raging River has not engaged in any unfair labour practices and, no strike, lock-out, work stoppage, or other material labour dispute is occurring. To the knowledge of Raging River, there are no threatened or pending strikes, work stoppages, picketing, lock-outs, hand-billings, boycotts, slowdowns or similar labour related disputes pertaining to Raging River that could reasonably be expected to have a material adverse effect on Raging River or lead to a material and continuing interruption of operations of Raging River at any location. Raging River has engaged in any closing or lay-off activities within the past two years that would violate or in any way subject Raging River to group termination or lay-off requirements of Applicable Laws.

(iii)
Raging River has not recognized any trade union or has any staff association, staff council, works council or other organization formed for or arrangements having a similar purpose and no notification to any trade union, staff association, staff council, works council or other organization formed for or in respect of any arrangements having a similar purpose is required by any member of Raging River for the purpose of consummating the transactions contemplated by this Agreement.

(mm)
Employment Agreements. Except for the Raging River Employee Obligations and as disclosed to Baytex on or prior to the Agreement Date, Raging River is not a party to any Contracts of employment which may not be terminated on one month's notice (except under Applicable Laws relating to employment matters) or which provide for payments occurring on a change of control of Raging River and except as otherwise permitted by this Agreement, Raging River will not become a party to any employment agreement or to any written policy, agreement, obligation or understanding (and for greater certainty, to any amendment to any of the foregoing) which contains any specific agreement as to notice of termination or severance pay in lieu thereof or which cannot be terminated without cause upon giving reasonable notice as may be implied by Applicable Laws, or which creates rights in respect of loss or termination of office or employment in relation to the Arrangement or which contains any specific agreement as to obligations arising on a change of control or as to notice of termination or severance pay in lieu thereof.

(nn)
Brokers and Finders. Raging River has not retained nor will it retain any financial advisor, broker, agent or finder or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that GMP Securities L.P. has been retained as Raging River's financial advisors and National Bank Financial Inc. has been retained as advisor to the special committee of the Raging River Board in connection with certain matters including the transactions contemplated hereby. Raging River has made available to Baytex true and complete copies of its agreements with GMP Securities L.P. and National Bank Financial Inc.

(oo)
Employment and Officer Obligations. Other than the Raging River Employee Obligations, Raging River Plans or as disclosed in writing by Raging River to Baytex on or prior to the Agreement Date, there are no existing health plans or pension obligations or other employment or consulting services agreements, termination, severance or retention plans or policies of Raging River and there are no accrued bonuses currently payable to any present or former employee, director, officer or consultant of Raging River.

(pp)
Fairness Opinion. The Raging River Board has received the verbal Raging River Fairness Opinions from GMP Securities L.P. and National Bank Financial Inc. that the consideration to be received by Raging River Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Raging River Shareholders.

(qq)
Long Term and Derivative Transactions. Other than as disclosed in writing by Raging River to Baytex on or prior to the Agreement Date, Raging River has no obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(rr)
No Limitation. Other than as disclosed in writing by Raging River to Baytex on or prior to the Agreement date, there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Raging River is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of Raging River in a particular manner or to a particular locality or geographic region or for a limited period of time, and the execution, delivery and performance of this Agreement does not and will not result in the restriction of Raging River from engaging in its business or from competing with any Person or in any geographic area.

(ss)
Board Approval. Based upon, among other things, the opinions of GMP Securities L.P. and National Bank Financial Inc., the Raging River Board has unanimously: (i) determined that the Arrangement is in the best interests of Raging River and the Raging River Shareholders; (ii) determined that the Arrangement is fair to the Raging River Shareholders; (iii) approved this Agreement and the transactions contemplated hereby; and (iv) resolved to recommend that the Raging River Shareholders vote in favour of the Arrangement Resolution.

(tt)
Rights Plans. Raging River does not have and will not implement any shareholder rights plan or any other form of plan, Contract or instrument that will trigger any rights to acquire Raging River Shares or other securities of Raging River or rights, entitlements or privileges in favour of any Person upon the entering into of this Agreement or in connection with the Arrangement, with the exception of the Raging River Old Option Plan, Raging River New Option Plan and the Raging River Award Plan.

(uu)
No Guarantees. Other than an indemnification of directors and officers in accordance with existing indemnification agreements which are in a form customary for agreements of that nature, the by-laws of Raging River or Applicable Laws and other than standard indemnity agreements in underwriting and agency agreements, credit facilities, transfer agent and registrar agreements, and in the ordinary course provided to service providers or pursuant to the joint operating agreements, farm-out agreements, carried working interest agreements, overriding royalty agreements and similar agreements, Raging River has not guaranteed, endorsed, assumed, indemnified or accepted any responsibility for, or has or will guarantee, endorse, assume, indemnify or accept any responsibility for, contingently or otherwise, any indebtedness or the performance of any obligation of any Person.

(vv)
Payments to Employees Etc. Raging River has withheld from each payment made to any of its present or former employees, officers or directors, or to other Persons, all amounts required by law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes, and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Authority. Raging River has charged, collected and remitted on a timely basis all sales, goods and services, value-added and other commodity Taxes as required under applicable legislation on any sale, supply or delivery made by them.

(ww)
No Reduction of Interests. Except as is reflected in the Raging River Reserves Reports, none of Raging River's oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under Raging River, which would in the aggregate have a material adverse effect on Raging River.

(xx)
Royalties, Rentals and Taxes Paid. To its knowledge all royalties, and all ad valorem, property, production, severance and similar Taxes, assessment and rentals payable on or before the Agreement Date and based on, or measured by, Raging River's ownership of its oil and gas assets, the production of petroleum substances from its oil and gas assets or the receipt of proceeds therefrom under the leases and other title and operating documents pertaining to Raging River's oil and gas assets and all ad valorem, property, production, severance and similar Taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the Agreement Date have been properly paid in full and in a timely manner except to the extent that such non payment would not in the aggregate have a material adverse effect on Raging River.

(yy)	Production Allowables and Production Penalties.

(i)
to its knowledge, none of the wells in which Raging River holds an interest have been produced in excess of applicable production allowables imposed by any Applicable Laws or any Governmental Authority and Raging River has no knowledge of any impending change in production allowables imposed by any Applicable Laws or any Governmental Authority that may be applicable to any of the wells in which it holds an interest, other than changes of general application in the jurisdiction in which such wells are situate; and

(ii)
Raging River has not received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any Governmental Authority, including gas oil ratio, off target and overproduction penalties that may be applicable, and, to its knowledge, none of the wells in which it holds an interest is subject to any such penalty or restriction;

except, in either case, to the extent that such events would not in the aggregate have a material adverse effect on Raging River

(zz)	Operation and Condition of Wells. All wells in which Raging River holds an interest:

(i)
for which Raging River was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly reclaimed or restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws; and

(ii)
for which no member of Raging River was or is operator, to Raging River's knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned (and if abandoned, plugged and abandoned and the wellsite therefor properly reclaimed or restored) in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws;

except, in either case, to the extent that such non-compliance with prudent oil and gas industry practices or Applicable Laws would not in the aggregate have a material adverse effect on Raging River.

(aaa)	Operation and Condition of Tangibles. Raging River's tangible depreciable property used or intended for use in connection with its oil and gas assets:

(i)
for which Raging River was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Raging River was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)
for which Raging River was not or is not operator, to Raging River's knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all Applicable Laws during all periods in which Raging River was not operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business;

except, in either case, to the extent that such non compliance with prudent oil and gas industry practices or Applicable Laws or failure to be in good condition and repair would not in the aggregate have a material adverse effect on Raging River.

(bbb)	Place of Principal Offices. Raging River is not incorporated in the United States, is not organized under the laws of the United States and does not have its principal office within the United States.

(ccc)
Location of Assets and U.S. Sales. All of the assets and property of Raging River, including all entities "controlled by" Raging River for purposes of the HSR Act are located outside the United States and did not generate sales in or into the United States exceeding US$84.4 million during Raging River's most recent completed fiscal year.

(ddd)	Foreign Private Issuer. Raging River is a "foreign private issuer" within the meaning of Rule 405 of Regulation C under the U.S. Securities Act.

(eee)	Off-Balance Sheet Arrangements. Raging River does not have any "off-balance sheet arrangements" as such term is defined under GAAP.

(fff)
Flow-Through Obligations. Raging River has not entered into any agreements or made any covenants with any parties with respect to the issuance of "flow-through" shares or the incurring and renunciation of Canadian exploration expense or Canadian development expense, which amounts have not been fully expended and renounced as required thereunder.

(ggg)
Raging River Transaction Costs. Raging River has disclosed in writing on or prior to the Agreement Date Raging River's bona fide good faith estimate of the aggregate amount and each component of the Raging River Employee Obligations and Raging River Transaction Costs and the aggregate amount of the Raging River Employee Obligations will not exceed the amount reflected therein and, provided that no significant events, challenges or revisions to the transactions contemplated by this Agreement occur, the aggregate Raging River Transaction Costs will not exceed the amount reflected therein.

(hhh)	Net Debt. As of May 31, 2018, Raging River Net Debt was not greater than $310 million.

(iii)
Production. Raging River's average daily production for the month of May 2018 was not less than 23,000 boe per day of natural gas, oil and natural gas liquids. For the purposes of the foregoing, a boe conversion ratio of six thousand cubic feet of gas for one boe shall be used when converting natural gas to boes.

(jjj)
Tax Pools. Raging River's tax pools at January 1, 2018 were not less than $1 billion, including not less than $7 million of Canadian exploration expense, $456 million of Canadian development expense, $252 million of Canadian oil and gas property expense, $242 million of undepreciated capital cost, $55 million of non-capital losses and $7 million of other tax pools.

(kkk)
No Withholding. The data and information in respect of Raging River and its assets, liabilities, business and operations provided by Raging River and its Representatives to Baytex or its Representatives was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof. Raging River has no knowledge of any material adverse change to the assets and financial position of Raging River from that disclosed in such data and information.

(lll)
Funds Available. Raging River has, and will until the Effective Time have, sufficient funds available or available under its credit facilities to pay the Baytex Termination Fee pursuant to Section 6.1.

(mmm)	Intellectual Property.

(i)
Raging River has no right, title or interest in and to, nor does Raging River hold any, license in respect of any patents, trade-marks, trade names, service marks, copyrights, know-how, trade secrets, software, technology, or any other intellectual property and proprietary rights that are material to the conduct of any business related to its assets, as now conducted;

(ii)
all computer hardware and their associated firmware and operating systems, application software, database engines and processed data, technology infrastructure and other computer systems used in connection with the conduct of any business related to the its assets (collectively, the "Technology") are up-to-date and reasonably sufficient for conducting any business related to its assets, as now conducted;

(iii)
Raging River owns or has validly licensed (and is not in breach of such licenses in any material respect) such Technology and has sufficient virus protection and security measures in place in relation to such Technology; and

(iv)
Raging River has reasonably sufficient backup systems and audit procedures and disaster recovery strategies adequate to ensure the continuing availability of the functionality provided by the Technology, and has ownership of or a valid license to the intellectual property rights necessary to allow it to continue to provide the functionality provided by the Technology in the event of any malfunction of the Technology or other form of disaster affecting the Technology.

4.3	Privacy Issues

(a)
For the purposes of this Article 4, "Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as a representative of an organization and for no other purpose) to be disclosed or conveyed to one Party or any of its representatives or agents (for purposes of this Article 4, "Recipient") by or on behalf of the Other Party (for purposes of this Article 4, "Disclosing Party") as a result of or in conjunction with the transactions contemplated herein, and includes all such personal information disclosed to the Recipient on or prior to the Agreement Date.

(b)
Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the parties shall proceed with the transactions contemplated herein, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated herein.

(c)
Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of the purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and the additional purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.

(d)	In addition to its other obligations hereunder, Recipient covenants and agrees to:

(i)
prior to the completion of the transactions contemplated herein, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions;

(ii)	after the completion of the transactions contemplated herein,

(A)
collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transactions contemplated herein, unless (a) the Disclosing Party or Recipient has first notified such individual of such additional purpose, and where required by law, obtained the consent of such individual to such additional purpose, or (b) such use or disclosure is permitted or authorized by Laws, without notice to, or consent from, such individual; and

(B)
where required by Laws, promptly notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Recipient;

(iii)	return or destroy the Transferred Information, at the option of the Disclosing Party, should the transactions contemplated herein not be completed; and

(iv)
notwithstanding any other provision herein, where the disclosure or transfer of Transferred Information to Recipient requires the consent of, or the provision of notice to, the individual to which such Transferred Information relates, to not require or accept the disclosure or transfer of such Transferred Information until the Disclosing Party has first notified such individual of such disclosure or transfer and the purpose for same, and where required by

Applicable Law, obtained the individual's consent to same and to only collect, use and disclose such information to the extent necessary to complete the transactions contemplated herein and as authorized or permitted by Laws.

(v)
Recipient shall: (A) at all times keep strictly confidential all Transferred Information provided to it; (B) ensure that access to the Transferred Information shall be restricted to those employees or advisors of the respective Recipient who have a bona fide need to access such information in order to complete the transactions contemplated herein; and (C) instruct those employees or advisors responsible for processing such Transferred Information to protect the confidentiality of such information in a manner consistent with the Recipient's obligations hereunder and according to applicable Laws.

ARTICLE 5
CONDITIONS PRECEDENT

5.1	Mutual Conditions Precedent
The respective obligations of the Parties to consummate the transactions contemplated by this Agreement, and in particular the completion of the Arrangement, are subject to the satisfaction, on or before the Effective Time, or such other time specified, of the following conditions, each of which may only be waived by the mutual written consent of both Parties without prejudice to each Party's right to rely on any other of such conditions:

(a)
on or prior to July 27, 2018, the Interim Order shall have been granted in form and substance satisfactory to each of Baytex and Raging River, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Baytex or Raging River, acting reasonably, on appeal or otherwise;

(b)
the Arrangement Resolution, in the form and substance reasonably satisfactory to each of Raging River and Baytex, shall have been approved by the Raging River Shareholders in accordance with the Raging River Shareholders' Vote at the Raging River Meeting, in accordance with the Interim Order;

(c)	the Share Issuance Resolution, in the form and substance reasonably satisfactory to each of Raging River and Baytex, shall have been approved by the Baytex Shareholders at the Baytex Meeting;

(d)
the Final Order shall have been granted in form and substance satisfactory to each of Baytex and Raging River, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Baytex or Raging River, acting reasonably, on appeal or otherwise;

(e)	the Articles of Arrangement to be filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of Baytex and Raging River, acting reasonably;

(f)
(i) the TSX shall have conditionally approved the issuance and the listing and posting for trading on the TSX of the Baytex Shares to be issued pursuant to the Arrangement (including and without limitation, the Baytex Shares issuable on exercise of Raging River Options which remain outstanding following the Effective Date in accordance with Subsection 2.5(b) and vesting of all Raging River Restricted Awards and Raging River Performance Awards which remain outstanding following the Effective Date in accordance with Subsection 2.5(c)(ii)) and (ii) the NYSE shall have approved the issuance of such Baytex Shares, subject to official notice of issuance, in each case subject only to customary conditions reasonably expected to be satisfied;

(g)	the Competition Act Approval shall have been obtained on terms and conditions satisfactory to each of Raging River and Baytex, acting reasonably;

(h)	holders of not more than 5% of the issued and outstanding Raging River Shares shall have exercised, and not withdrawn, Dissent Rights;

(i)
all required regulatory and governmental approvals and consents necessary for the completion of the Arrangement, other than those otherwise contemplated in this Section 5.1, shall have been obtained on terms and conditions satisfactory to each of Raging River and Baytex, acting reasonably; and

(j)
no action shall have been taken under any existing Applicable Law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued after the Agreement Date by any Governmental Authority, that:

(i)	makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by this Agreement; or

(ii)	results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by this Agreement.
The foregoing conditions are for the mutual benefit of the Parties and may be asserted by either Party regardless of the circumstances and may be waived by the mutual written consent of the Parties, in whole or in part, at any time and from time to time without prejudice to any other rights that such Parties may have.

5.2	Additional Conditions to Obligations of Baytex
The obligation of Baytex to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Raging River shall have complied in all material respects with its covenants herein, and Raging River shall have provided to Baytex a certificate of two senior officers certifying compliance with such covenants;

(b)
the representations and warranties of Raging River set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality or by the expression material adverse effect, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date) and Raging River shall have provided to Baytex a certificate of two senior officers certifying such accuracy on the Effective Date;

(c)	Raging River shall have furnished Baytex with:

(i)	certified copies of the resolutions duly passed by the Raging River Board approving the execution and delivery of this Agreement and the performance by Raging River of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	certified copies of the Arrangement Resolution;

(d)	no material adverse change in respect of Raging River shall have occurred on or after the Agreement Date and prior to the Effective Time;

(e)
no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Raging River before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Baytex, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Raging River;

(f)
all of the outstanding Raging River Incentives shall have been exercised, settled or been cancelled or terminated except for such Raging River Incentives that remain outstanding after the Effective Date in accordance with Subsections 2.5(b) and 2.5(c)(ii);

(g)
on the Effective Date, each of the directors of Raging River shall have provided their resignations and delivered mutual releases in favour of Raging River and Baytex, in form and substance satisfactory to Baytex, acting reasonably;

(h)
on the Effective Date, each Terminated Employee shall have delivered releases (mutual releases in respect of any Terminated Employee that is an officer of Raging River) in favour of Raging River and Baytex, in form and substance satisfactory to Baytex, acting reasonably;

(i)
immediately prior to the Effective Time, Baytex shall be satisfied there shall not be more than 231.4 million Raging River Shares outstanding (prior to the issuance of any Raging River Shares issued upon the exercise or settlement of Raging River Incentives (including, without limitation, Raging River Incentives that may be granted pursuant to Subsection 2.5(f) following the Agreement Date)) and a maximum of 239.9 million Raging River Shares outstanding (assuming the exercise or settlement of all outstanding Raging River Incentives excluding Raging River Incentives that may be granted pursuant to Subsection 2.5(f) (assuming a payout multiplier of 1.0 in respect of Raging River Performance Awards) for Raging River Shares and other than Raging River Incentives that will remain outstanding following the Effective Date in accordance with Section 2.5, Baytex shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Raging River Shares;

(j)	the Raging River Net Debt as at May 31, 2018 will be not greater than $310 million;

(k)
unless otherwise agreed to by Baytex, acting reasonably, all Raging River Transaction Costs related to the Arrangement and the transactions contemplated hereby will be not greater than $20.5 million in the aggregate;

(l)	the Area of Exclusion Agreements shall have been duly executed and delivered by all officers of Raging River who are being terminated at the Effective Time; and

(m)
Raging River shall have incorporated Raging River Subco as a wholly-owned subsidiary of Raging River in a manner consistent with the Plan of Arrangement and as agreed to by Baytex and Raging River, each acting reasonably.

The conditions in this Section 5.2 are for the exclusive benefit of Baytex and may be asserted by Baytex regardless of the circumstances or may be waived by Baytex in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Baytex may have.

5.3	Additional Conditions to Obligations of Raging River
The obligation of Raging River to consummate the transactions contemplated by this Agreement, and in particular to complete the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a)
Baytex shall have complied in all material respects with its covenants herein, and Baytex shall have provided to Raging River a certificate of two senior officers certifying compliance with such covenants;

(b)
the representations and warranties of Baytex set forth in this Agreement shall be true and correct (for representations and warranties qualified as to materiality or by the expression material adverse effect, true and correct in all respects, and for all other representations and warranties, true and correct in all material respects) as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, the accuracy of which shall be determined as of that specified date, except to the extent such representations and warranties are not true and correct in all respects solely as a result of the Pre-Acquisition Reorganization and, in respect of Subsection 4.1(l) only, except as not true and correct in all respects as a result of an issuance contemplated by Subsection 3.1(b)), and Baytex shall have provided to Raging River a certificate of two senior officers or authorized signatories certifying such accuracy on the Effective Date;

(c)	Baytex shall have furnished Raging River with:

(i)
certified copies of the resolutions duly passed by the Baytex Board approving the execution and delivery of this Agreement and the performance by Baytex of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement; and

(ii)	a certified copy of the Share Issuance Resolution;

(d)
Raging River shall be satisfied, acting reasonably, that Baytex has taken all necessary action to assume all Raging River's obligations under (i) the Raging River Award Plan with respect to all Raging River Restricted Awards and Raging River Performance Awards which remain outstanding following the Effective Date in accordance with Subsection 2.5(c)(ii), and (ii) all Raging River's obligations under the Raging River Old Option Plan and Raging River New Option Plan with respect to all Raging River Options which remain outstanding following the Effective Date in accordance with Subsection 2.5(b);

(e)	no material adverse change respecting Baytex shall have occurred on or after the Agreement Date and prior to the Effective Time;

(f)
no action, suit, proceeding, objection or opposition shall have been commenced or threatened against Baytex before or by any domestic or foreign court, tribunal or Governmental Authority or any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been enacted, promulgated, amended or applied, which in the sole judgment of Raging River, acting reasonably, in either case, has had or, if the Arrangement was consummated, would result in a material adverse change or have a material adverse effect in respect of Baytex;

(g)
Baytex shall have deposited, or caused to be deposited, with the Depositary sufficient number of Baytex Shares to be issued to Raging River Shareholders (including holders who acquire Raging River Shares pursuant to the exercise, settlement or surrender of Raging River Incentives) pursuant to the Arrangement in escrow for delivery to Raging River Shareholders pursuant to the Arrangement;

(h)
immediately prior to the Effective Time, Raging River shall be satisfied there shall not be more than 236.6 million Baytex Shares outstanding (prior to the issuance of any Baytex Shares issued upon the exercise of Baytex Performance Awards or Baytex Restricted Awards, including Baytex Incentives that may be granted pursuant to Section 2.6 following the Agreement Date) and a maximum of 243.4 million Baytex Shares outstanding (assuming that all outstanding Baytex Performance Awards or Baytex Restricted Awards, excluding Baytex Incentives that may be granted pursuant to Subsection 2.6(c) following the Agreement Date) are settled for the issuance of Baytex Shares (assuming a payout multiplier of 1.0 in respect of the Baytex Performance Awards) and Raging River shall be satisfied that immediately upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Baytex Shares other than the Baytex Performance Awards or Baytex Restricted Awards as set out in Subsection 4.1(l);

(i)	the Baytex Net Debt as at May 31, 2018 will be not greater than $1.8 billion;

(j)
Baytex shall have sufficient capacity under its credit facilities to allow the amounts owing on Raging River's credit facilities to be paid out and discharged at the Effective Time to permit the consummation of the Arrangement on terms and conditions satisfactory to Raging River, acting reasonably;

(k)
unless otherwise agreed to by Raging River, acting reasonably, all Baytex Transaction Costs related to the Arrangement and the transactions contemplated hereby will be not greater than $13.5 million in the aggregate;

(l)	Raging River shall be satisfied that immediately after the Effective Time the Baytex Board shall consist of such members as agreed to by the Parties in accordance with Subsection 3.3(c); and

(m)
Raging River shall be satisfied that immediately after the Effective Date the Baytex management team shall consist of such officers as agreed to by the Parties in accordance with Subsection 2.8(b) and 3.3(d).

The conditions in this Section 5.3 are for the exclusive benefit of Raging River and may be asserted by Raging River regardless of the circumstances or may be waived by Raging River in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Raging River may have.

5.4	Notice and Effect of Failure to Comply with Covenants or Conditions

(a)
Each Party shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the Agreement Date to the Effective Date, of any event or state of facts that would, or would be likely to, (i) cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant or condition to be complied with or satisfied by any Party hereunder; provided, however, that no such notification shall affect the representations or warranties of the Parties or the conditions to the obligations of the Parties hereunder.

(b)
If any of the conditions precedent set out in any of Sections 5.1, 5.2 or 5.3 is not satisfied or waived by the Party for whose benefit such condition is provided on or before the date required for the satisfaction thereof, then the Party for whose benefit the condition precedent is provided may, in addition to any other remedies it may have at law or equity, terminate this Agreement as provided for in Subsection 8.1(d); provided that (i) the Party intending to rely thereon has delivered a written notice to the Other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or conditions precedent and shall provide in such notice that the Other Party shall be entitled to cure any breach of a covenant or representation and warranty or other matters within five Business Days after receipt of such notice (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); and (ii) if the breaches of covenants, representations and warranties or other matters specified in such notice have not been cured by the date that is the earlier of the Outside Date and the date that is five Business Days after receipt of such notice, such date shall be the termination date. More than one such notice may be delivered by a Party.

5.5	Satisfaction of Conditions
The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the Parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.
ARTICLE 6
AGREEMENT AS TO DAMAGES AND OTHER ARRANGEMENTS

6.1	Baytex Damages
If at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)
the Raging River Board (i) fails to make any of the Raging River Board Recommendation in a manner adverse to Baytex; (ii) withdraws, modifies or changes any of the Raging River Board Recommendation in a manner adverse to Baytex; (iii) fails to publicly reaffirm any of its Raging River Board Recommendation in the manner and within the time period set out in Subsection 3.4(e); or (iv) resolves to do any of the foregoing;

(b)
a bona fide Acquisition Proposal (or bona fide intention to make an Acquisition Proposal) is publicly announced, proposed, offered or made to Raging River or the Raging River Shareholders prior to the date of the Raging River Meeting and (i) remains outstanding at the time of the Raging River Meeting, (ii) the Raging River Shareholders do not approve the Arrangement Resolution or the

Arrangement Resolution is not submitted for their approval at the Raging River Meeting, and (iii) any Acquisition Proposal is consummated within 12 months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)
the Raging River Board (or any committee thereof) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(d)
Raging River breaches any of the covenants made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Raging River, provided that Baytex shall have given Raging River written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e)
Raging River breaches any of the representations or warranties made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Raging River, provided that Baytex shall have given Raging River written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(each of the above, if not timely cured, if applicable, or waived by Baytex, being (upon expiration of the applicable cure period) hereinafter referred to as a "Baytex Damages Event") provided no Raging River Damages Event has occurred, Raging River shall pay to Baytex $50 million (the "Baytex Termination Fee") as liquidated damages, in immediately available funds, to an account designated by Baytex, within two Business Days after the occurrence of the first Baytex Damages Event, and after the occurrence of such Baytex Damages Event, but prior to payment of such amount, Raging River shall be deemed to hold any amount owing to Baytex under this Section 6.1 in trust for Baytex. Raging River shall only be obligated to pay one Baytex Termination Fee pursuant to this Section 6.1.

6.2	Raging River Damages
If, at any time after the execution and delivery of this Agreement and prior to the termination of this Agreement:

(a)
the Baytex Board (i) fails to make any of the Baytex Board Recommendation in a manner adverse to Raging River; (ii) withdraws, modifies or changes any of the Baytex Board Recommendation in a manner adverse to Raging River; (iii) fails to publicly reaffirm any of its Baytex Board Recommendation in the manner and within the time period set out in Subsection 3.4(e); or (iv) resolves to do any of the foregoing;

(b)
a bona fide Acquisition Proposal (or bona fide intention to make an Acquisition Proposal) is publicly announced, proposed, offered or made to Baytex or the Baytex Shareholders prior to the date of the Baytex Meeting and (i) remains outstanding at the time of the Baytex Meeting, (ii) the Baytex Shareholders do not approve the Share Issuance Resolution or the Share Issuance Resolution is not submitted for their approval at the Baytex Meeting, and (iii) any Acquisition Proposal is

consummated within 12 months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(c)
the Baytex Board (or any committee thereof) accepts, recommends, approves, agrees to, endorses or enters into, or proposes publicly to accept, recommend, approve, agree to, endorse or enter into an agreement to implement a Superior Proposal;

(d)
Baytex breaches any of the covenants made by it in this Agreement, which breach, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Baytex, provided that Raging River shall have given Baytex written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(e)
Baytex breaches any of the representations and warranties made by it in this Agreement, which breach of such representations and warranties, individually or in the aggregate, would or would reasonably be expected to result in a material adverse change, or to have a material adverse effect, in respect of Baytex, provided that Raging River shall have given Baytex written notice of, and five Business Days to cure, any such breach and such breach shall not have been cured (except that no cure period shall be provided for a breach that, by its nature, cannot be cured and, in no event, shall any cure period extend beyond the Outside Date);

(each of the above, if not timely cured, if applicable, or waived by Raging River, being (upon expiration of the applicable cure period) hereinafter referred to as a "Raging River Damages Event") provided no Baytex Damages Event has occurred, Baytex shall pay to Raging River $50 million (the "Raging River Termination Fee") as liquidated damages, in immediately available funds, to an account designated by Raging River, within two Business Days after the occurrence of the first Raging River Damages Event, and after the occurrence of such Raging River Damages Event, but prior to payment of such amount, Baytex shall be deemed to hold any amount owing to Raging River under this Section 6.2 in trust for Raging River. Baytex shall only be obligated to pay one Raging River Termination Fee pursuant to this Section 6.2.

6.3	Liquidated Damages and Specific Performance
Each of Baytex and Raging River acknowledges that the payment of any amounts set out in Section 6.1 or Section 6.2 is a payment of liquidated damages and represents a genuine pre-estimate of the damages that Baytex or Raging River (as applicable) will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each of Baytex and Raging River irrevocably waives any right it may have to raise as a defence that any such liquidated damages payable by it are excessive or punitive. For greater certainty, Baytex and Raging River agree that receipt of an amount pursuant to Section 6.1 or Section 6.2 is the sole monetary remedy of Baytex or Raging River (as applicable) hereunder, provided, however, that this limitation shall not apply in the event of fraud or wilful or intentional breach of this Agreement by the Party that has made, or is required to make, a payment pursuant to this Article 6. Nothing in this Article 6 shall preclude Baytex or Raging River from seeking and obtaining injunctive relief to restrain any breach or threatened breach of the covenants of the Other Party set out in this Agreement, the Raging River Confidentiality Agreement and the Baytex Confidentiality Agreement or specific performance of any of such covenants of the Other Party, without the necessity of posting bond or security in connection therewith.
ARTICLE 7
AMENDMENT

7.1	Amendment
This Agreement may, at any time and from time to time before or after the holding of the Raging River Meeting and the Baytex Meeting, be amended by written agreement of the Parties without, subject to Applicable Laws, further notice to, or authorization from, their respective securityholders and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of Baytex or Raging River hereunder;

(b)	waive any inaccuracies in, or modify, any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with, or modify, any of the covenants contained herein and waive or modify performance of any of the obligations of Baytex or Raging River hereunder; or

(d)	waive satisfaction of, or modify, any of the conditions precedent set out herein;
provided that no such amendment reduces or adversely affects the consideration to be received by the Raging River Shareholders without approval by the Raging River Shareholders given in the same manner as required for the approval of the Arrangement.
ARTICLE 8
TERMINATION

8.1	Termination
This Agreement may be terminated at any time prior to the Effective Date:

(a)	by mutual written consent of Baytex and Raging River;

(b)
by either Baytex or Raging River if: (i) the Raging River Shareholders fail to approve the Arrangement Resolution in accordance with the Raging River Shareholders' Vote (including any adjournment or postponement thereof) in accordance with the Interim Order; or (ii) the Baytex Shareholders fail to approve the Share Issuance Resolution by the requisite vote at the Baytex Meeting (including any adjournment or postponement thereof);

(c)
by either Baytex or Raging River, if the Effective Time shall not have occurred on or prior to the Outside Date, except that the right to terminate this Agreement under this Subsection 8.1(c) shall not be available to any Party whose failure to fulfill any of its obligations has been the cause of, or resulted in, the failure of the Effective Time to occur by such date;

(d)
by either Party as provided in Subsection 5.4(b), provided that the failure to satisfy the particular condition precedent being relied upon as a basis for termination of this Agreement did not occur as a result of a breach by the Party seeking to rely on the condition precedent of any of its covenants or obligations under the Agreement;

(e)	by Baytex upon the occurrence of a Baytex Damages Event, as provided in Section 6.1;

(f)	by Raging River upon the occurrence of a Raging River Damages Event, as provided in Section 6.2;

(g)
by Raging River upon the occurrence of a Baytex Damages Event, as set out in Subsection 6.1(c), and the payment by Raging River to Baytex of the Baytex Termination Fee, provided that Raging River has complied with its obligations set out in Section 3.4; or

(h)
by Baytex upon the occurrence of a Raging River Damages Event, as set out in Subsection 6.2(c), and the payment by Baytex to Raging River of the Raging River Termination Fee, provided that Baytex has complied with its obligations set out in Section 3.4.

In the event of the termination of this Agreement in the circumstances set out in this Section 8.1, this Agreement shall forthwith become void and be of no further force or effect and no Party shall have any liability or further obligation to the other hereunder except with respect to the obligations set out in any of Section 4.3, Article 6, (provided in the case of Sections 6.1 and 6.2, the right of payment (in the case of Subsection 6.1(b) and 6.2(b), being the public announcement or making of such Acquisition Proposal) arose prior to the termination of this Agreement); Article 9 and Article 10, all of which shall survive such termination. For greater certainty, the termination of this Agreement pursuant to this Article 8 shall not affect the rights or obligations of any Party under the Raging River Confidentiality Agreement or the Baytex Confidentiality Agreement and such confidentiality agreements shall remain in full force and effect, subject to any further agreement of the Parties.
Unless otherwise provided herein, the exercise by either Party of any right of termination hereunder shall be without prejudice to any other remedy available to such Party at law or in equity.
ARTICLE 9
NOTICES

9.1	Notices
Any notice that is required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be delivered personally (including by courier) or sent by facsimile to the Party to whom it is addressed, as follows:

(a)	if to Baytex, addressed to it at:
Baytex Energy Corp.
2800, 520 3rd Avenue S.W.
Calgary, Alberta, T2P 0R3
Attention: Rodney D. Gray, Chief Financial Officer
Facsimile: (587) 952-3029
with a copy to:
Stikeman Elliott LLP
4300, 888 – 3rd Street S.W.
Calgary, Alberta, T2P 5C5

Attention: Keith R. Chatwin
Facsimile: (403) 266-9034

(b)	if to Raging River, addressed to it at:

Raging River Exploration Inc.
17th Floor, 605-5th Avenue SW
Calgary, Alberta, T2P 3H5
Attention: Neil Roszell, Executive Chairman and Chief Executive Officer
Facsimile: (403) 387-2951
with a copy to:
Burnet, Duckworth & Palmer LLP
2400, 525 – 8th Avenue SW
Calgary, Alberta, T2P 1G1
Attention: Edward (Ted) Brown
Facsimile: (403) 260-0332
or to such other address as a Party may, from time to time, advise to the Other Party by notice in writing. The date or time of receipt of any such notice shall be deemed to be the date of delivery or the time such facsimile is received.
ARTICLE 10
GENERAL

10.1	Assignment and Enurement
This Agreement shall be binding upon and enure to the benefit of the Parties and their respective successors and assigns; provided that this Agreement may not be assigned by either Party without the prior written consent of the Other Party.

10.2	Disclosure
Each Party shall promptly provide to the Other Party, for review by the Other Party and its counsel, and receive the prior consent, not to be unreasonably withheld, of the Other Party prior to issuing or permitting any of its directors, officers, employees or agents to issue, any news release or other written statement or other public disclosure document with respect to this Agreement or the Arrangement, and the Other Party agrees to keep such information confidential until it is filed as part of the Baytex Public Record or Raging River Public Record, as the case may be. Notwithstanding the foregoing, if either Party is required by Applicable Laws, or the rules of any stock exchange on which any of its securities may be listed, to make any disclosure relating to this Agreement or the transactions contemplated by this Agreement, such disclosure may be made, but that Party shall use reasonable commercial efforts to consult with the Other Party as to the nature and wording of such disclosure prior to it being made.

10.3	Costs
Except as expressly set out herein, each Party covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated by this Agreement. Baytex and Raging River shall share equally any filing fees payable in respect of any filings made under the Competition Act in regards to the transactions contemplated by this Agreement.

10.4	Severability

If any one or more of the provisions (or any part thereof) of this Agreement is determined to be invalid, illegal or unenforceable in any respect in any jurisdiction, such provision or provisions (or part or parts thereof) shall be, and shall be conclusively deemed to be, as to such jurisdiction, severable from the balance of this Agreement and:

(a)	the validity, legality or enforceability of the remaining provisions of this Agreement will not in any way be affected or impaired by the severance of the provisions (or parts thereof) so severed; and

(b)
the invalidity, illegality or unenforceability of any provision (or part thereof) of this Agreement in any jurisdiction shall not affect or impair such provision (or part thereof) or any other provisions of this Agreement in any other jurisdiction.

10.5	Further Assurances
Each Party hereto shall, from time to time and at all times hereafter, at the request of the Other Party, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as the Other Party may reasonably request in order to fully perform and carry out the terms and intent of this Agreement.

10.6	Time of Essence
Time shall be of the essence of this Agreement.

10.7	Governing Law
This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the Parties hereto irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in respect of all disputes arising under or in relation to this Agreement.

10.8	Waiver
No waiver by a Party shall be effective unless it is set out in a written instrument signed by such Party and any waiver shall affect only the matter, and the occurrence thereof, specifically identified in the applicable written instrument and shall not extend to any other matter or occurrence.

10.9	Third Party Beneficiaries
The provisions of Section 2.9 and Subsection 3.1(o) are: (i) intended for the benefit of all present and former directors and officers of Raging River, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such Persons and his or her heirs, executors, administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Baytex shall hold the rights and benefits of Section 2.9 and Subsection 3.1(o) in trust for and on behalf of the Third Party Beneficiaries and Baytex hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.10	Counterparts

This Agreement may be executed in counterparts and by facsimile or portable document format (PDF), each of which shall be deemed an original, and all of which together constitute one and the same instrument.
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IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

BAYTEX ENERGY CORP.
By:	signed "Edward D. LaFehr"
By:	Edward D. LaFehr President and Chief Executive Officer signed "Murray J. Desrosiers"
Murray J. Desrosiers Vice President, General Counsel and Corporate Secretary

RAGING RIVER EXPLORATION INC.
By:	signed "Bruce Beynon"
By:	Bruce Beynon President signed "Jerry Sapieha"
Jerry Sapieha Vice President, Finance and Chief Financial Officer